Registration No. 333-_____________

As filed with the Securities and Exchange
Commission on January 29, 2003
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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM SB-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
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FLIGHT SAFETY TECHNOLOGIES, INC.
(NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

NEVADA (State or Other Jurisdiction of Incorporation or Organization)	3812 (Primary Standard Industrial Classification Code Number)	95-4863690 (I.R.S. Employer Identification No.)

28 Cottrell Street
Mystic, Connecticut 06355
(860) 245-0191
(Address and Telephone Number of Principal Executive Offices and
Principal Place of Business)
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Joseph J. Selinger, Jr.
Tobin, Carberry, O'Malley, Riley & Selinger, PC
43 Broad Street
New London, Connecticut 06320
(860-447-0335)
(Name, Address and Telephone Number of Agent For Service)
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APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933, CHECK THE FOLLOWING BOX. [X]

IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ]

IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(C) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ]

IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(D) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ]

IF DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE PURSUANT TO RULE 434, CHECK THE FOLLOWING BOX. [ ]

CALCULATION OF REGISTRATION FEE
Title of Each Class Of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock issued in Private Offering Common Stock underlying Warrants issued in Private Offering TOTAL	1,228,964 850,000 2,078,964	$1.83 (1) $2.00 (2)	$2,249,004.12 $1,700,000.00 $3,949,004.12	$206.91 $156.40 $363.31

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 on the basis of the average of the bid and asked prices of our common stock as quoted on the OTC Electronic Bulletin Board of the National Association of Securities Dealers, Inc. or the NASD on the business day immediately prior to the filing of this registration statement.

(2) Warrants to purchase these shares are exercisable at $2.00 per share.

     The Company hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective of such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, Dated January 28, 2003

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these shares and the selling stockholders are not soliciting an offer to buy these shares in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

FLIGHT SAFETY TECHNOLOGIES, INC

2,078,964 shares of common stock, par value $0.001

This prospectus relates to the sale of up to an aggregate of 2,078,964 shares of our common stock, 1,228,964 of which are outstanding and 850,000 of which will be issued upon the exercise of warrants. The selling stockholders listed on page 15 may sell these shares from time to time.

We will receive $1,700,000 in proceeds upon the exercise of the warrants, if exercised. We will not receive any of the proceeds from the sale of the shares.

Our common stock is traded on the National Association of Securities Dealers Over-the-Counter Bulletin Board under the symbol "FLST." On January 28, 2003, the closing price of our common stock was $1.30. The trading volume and price of our shares recently have fluctuated greatly. Subject to the information set forth in this prospectus, we are unaware of any specific reasons for this activity and volatility, although we make no assurance that it will or will not continue.

We urge you to read carefully the "Risk Factors" section beginning on page 4 where we describe specific risks associated with an investment in Flight Safety Technologies, Inc.

These Securities have not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January ___, 2003.

YOUR RELIANCE ON INFORMATION CONTAINED IN THIS PROSPECTUS

     We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders may offer to sell, and seek offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the securities. You must not consider that the delivery of this prospectus or any sale of the securities covered by this prospectus implies that there has been no change in our affairs since the date of this prospectus or that the information contained in this prospectus is current or complete as of any time after the date of this prospectus.

Forward Looking Statements

Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995:

     Except for the historical information presented in this document, the matters discussed in this Form SB-2, or otherwise incorporated by reference into this document, contain "forward-looking statements" (as such term is defined in the Private Securities Litigation Reform Act of 1995). These statements are identified by the use of forward-looking terminology such as "believes", "plans", "intend", "scheduled", "potential", "continue", "estimates", "hopes", "goal", "objective", expects", "may", "will", "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. The safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, apply to forward-looking statements made by the Company. The reader is cautioned that no statements contained in this Form SB-2 should be construed as a guarantee or assurance of future performance or results. These forward-looking statements involve risks and uncertainties, including those identified within this Form SB-2. The actual results that the Company achieves may differ materially from any forward-looking statements due to such risks and uncertainties. These forward-looking statements are based on current expectations, and the Company assumes no obligation to update this information. Readers are urged to carefully review and consider the various disclosures made by the Company in this Form SB-2 and in the Company's other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect the Company's business.

Summary Information

     You should read the following summary together with the more detailed information regarding us and the securities being offered for sale by means of this prospectus and our financial statements and notes to those statements appearing elsewhere in this prospectus. The following summary highlights information contained elsewhere in this prospectus.

     Unless the context indicates otherwise, all references in this prospectus to "we", "our", "us", "FST" or the "Company" refer to Flight Safety Technologies, Inc., a Nevada corporation and its consolidated subsidiary, Flight Safety Technologies Operating, Inc. ("FSTO"), a Delaware corporation.

ABOUT FLIGHT SAFETY TECHNOLOGIES, INC.

     We are developing technologies to enhance aviation safety and reduce airport delays. Using our patented opto-acoustic technology that we refer to as SOCRATES, we are currently developing a system to monitor air disturbances known as wake vortex turbulence, created by departing and arriving aircraft in the vicinity of airports. We are also working on development of a collision avoidance and ground proximity warning system for small aircraft based on a patented technology that we refer to as UNICORN. We are based in Mystic, Connecticut. Our common stock began trading on the OTC Bulletin Board on January 10, 2002 under the symbol "RELS" and since September 9, 2002 has traded under the symbol "FLST".

THE OFFERING
Common Stock Outstanding before this Offering (1)	17,684,126
Securities Offered by Us	None.
Number of shares being Offered

1,228,964 shares of common stock and the 850,000 common shares underlying warrants exercisable at $2.00 per share. The offered shares were acquired by the selling security holders in private placement transactions which were exempt from the registration and prospectus delivery requirements of the Securities Act of 1933.

Shares to be outstanding following the offering (1)	17,684,126
Risk Factors

Investing in these securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the "Risk Factors" section of this prospectus, including our financial statements and related notes.

Use of Proceeds

We will not receive any money from the selling stockholders when they sell shares of our common stock; however, we may receive up to $1,700,000 when and if the holders of outstanding warrants exercise their rights to acquire shares. As of the date of this prospectus, none of these warrants has been exercised.

Offering Price	Market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices or at fixed prices, all of which may change.
Dividend Policy

We intend to retain any earnings to finance the development and growth of our business. Accordingly, we do not anticipate that we will declare any cash dividends on our common stock for the foreseeable future. For more information, see the section titled "Market for Common Equity and Related Stockholder Matters."

Plan of Distribution	The shares of common stock offered for resale may be sold by the selling stockholders pursuant to this prospectus in the manner described under "Plan of Distribution" on page 16.
OTC Bulletin Board symbol	FLST

(1)  This number includes 14,757,104 outstanding common shares, 1,153,173 outstanding warrants to purchase common shares, and 1,773,850 options to purchase common shares.

Risk Factors

The business and future success of the Company and FSTO are subject to many risks. The following describes some of the general and specific risks to which our business is subject and should be read with care.

FSTO HAS A LIMITED OPERATING HISTORY, HAS NOT COMMENCED COMMERCIAL OPERATIONS, AND CAN BE EXPECTED TO INCUR OPERATING LOSSES FOR THE NEXT SEVERAL YEARS

     Since FSTO began operations in 1997, it has generated limited revenues solely from two SOCRATES (Sensor for Optically Characterizing Remote Atmospheric Turbulence Emanating Sound) technology research and development ("R&D") contracts with agencies of the Federal government which currently fund, administer, and oversee these contracts. The Federal government has funded these contracts from earmarked Congressional appropriations to these agencies which have awarded these contracts to FSTO on a sole source basis without competitive bidding. Under these contracts, FSTO is reimbursed for certain allowable R&D costs and is paid a fee calculated as a percentage of costs. FSTO has not as yet received any revenue from the sale of any products and does not anticipate receiving any such revenue unless and until its SOCRATES or UNICORN (Universal Collision Obviation and Reduced Near-Miss) technology becomes operational, which could take several years. To date, we have incurred significant net losses, including net losses of $873,843 for the fiscal year ended May 31, 2002 (unaudited, combined, proforma). On November 30, 2002, we had an accumulated deficit of $2,079,870 (unaudited, combined). We anticipate that we may continue to incur significant operating losses for the next several years. We may never generate material revenues or achieve profitability; and, if we do achieve profitability, we may not be able to maintain profitability. Substantially all our revenues have been devoted to payment of costs incurred in the research, development and testing of our SOCRATES or UNICORN technology. Our ability to achieve, maintain and/or increase profitability will depend in large part upon the successful further development and testing of our SOCRATES technology and products, our ability to procure U.S. Congressional appropriations and obtain Federal R&D contracts for SOCRATES, our ability to obtain additional financing for our Company, approval of our SOCRATES or UNICORN products and systems by various agencies of the Federal government, acquisition of our products and systems by airports and the aviation industry, and the availability of funding to finance such acquisitions.

THE PRICE OF FST COMMON STOCK IS LIKELY TO BE VOLATILE AND SUBJECT TO WIDE FLUCTUATIONS.

     The market price of the securities of a pre-commercial, research and development stage aviation technology company, such as ours, can be especially volatile. Thus, the market price of FST common stock is likely to be subject to wide fluctuations. If our revenues do not grow or grow more slowly than we anticipate, or, if operating or capital expenditures exceed our expectations and cannot be adjusted accordingly, or if some other event adversely affects us, the market price of our common stock could decline. In addition, if the market for aviation technology stocks or the stock market in general experiences a loss in investor confidence or otherwise fails, the market price of FST common stock could fall for reasons unrelated to our business, results of operations and financial condition. The market price of FST stock also might decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we were to become the subject of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources.

THE PUBLIC TRADING MARKET FOR FST COMMON STOCK IS LIMITED AND MAY NOT BE DEVELOPED OR SUSTAINED WHICH COULD LIMIT THE LIQUIDITY OF AN INVESTMENT IN FST COMMON STOCK.

     There is a limited trading market for FST common stock. Since January 2002, the common stock has been traded sporadically under the symbol "RELS" (changed in September 2002 to its current "FLST") on the OTC bulletin board, an inter-dealer automated quotation system for equity securities. There can be no assurance that an active and liquid trading market will develop or, if developed, will be sustained, which could limit your ability to sell FST common stock at a desired price.

CERTAIN EVENTS COULD RESULT IN A DILUTION OF YOUR OWNERSHIP OF FST COMMON STOCK

     As of January 26, 2003, FST had 14,757,104 shares of common stock outstanding and 2,927,023 common stock equivalents outstanding, including warrants and employee stock options. The exercise price of all common stock equivalents is $2.00 per share. Some of these warrants and options provide for antidilution protection upon the occurrence of sales of FST common stock below certain prices, stock splits, redemptions, mergers and other similar transactions. If one or more of these events occurs, the number of shares of FST common stock that may be acquired upon exercise of these warrants and options would increase. If these warrants or options are exercised, the resulting issuance of FST common stock will result in a dilution to your percentage ownership of FST common stock.

LACK OF FUTURE FUNDING FROM THE FEDERAL GOVERNMENT TO COMPLETE R&D OF OUR PRINCIPAL PRODUCT COULD ADVERSELY AFFECT OUR BUSINESS

     Other than a $2.0 million private placement in November 2000 and a $1.7 million private placement that closed on September 1, 2002, a substantial portion of our funding for the R&D of SOCRATES technology has and is expected to continue to come from appropriations of the Federal government. To date, these appropriations have been earmarked by Congress, but not requested by Federal agencies, such as FAA and NASA, which are responsible for funding, monitoring and administering the development of technology to enhance airport and airline safety.

     In October 2001, without notice to, or opportunity for prior review by FSTO, the Volpe Center of the United States Department of Transportation ("Volpe") circulated a draft report which recommended curtailing further government expenditure on SOCRATES due to a high risk assessment of achieving operational feasibility. FSTO only learned of this negative report in March 2002 and, together with its major subcontractor, Lockheed Martin, has vigorously disputed and extensively discussed its assertions with Volpe. As a result of these discussions, Volpe did not issue a final report and Volpe and NASA requested and we submitted a proposal for approximately $2.2 million of additional research and development for FSTO to continue related work with an immediate objective of better characterizing the wake acoustics and background noise. A formal request to FSTO for price quotation was issued by Volpe on August 21, 2002. FSTO submitted its cost proposal on October 9, 2002. On November 20, 2002, Volpe approved and funded a work order in the amount of $1,229,650 for the first phase of this proposal and is currently reviewing the balance of the proposal.

     The Federal government may hold, reduce or eliminate future funding for R&D of SOCRATES as a result of a reduction in support or opposition from supervising agencies, changes in budgetary priorities or decisions to fund competing systems. If this occurs, it will reduce our resources available for R&D of our proprietary technologies, new products or enhancements to SOCRATES or UNICORN and to market our products. Reduction of funding from the Federal government could delay achievement of or increases in profitability, create a substantial strain on our liquidity, resources and product development, and have a material adverse affect on the progress of our R&D and our financial condition.

WE ARE LIKELY TO NEED TO RAISE ADDITIONAL CAPITAL

     Given the uncertainties of R&D and the timing of commercialization of our SOCRATES or UNICORN technology, the availability and level of government funding, the FAA approvals required for our products, and the long sales cycle from initial customer contact to actual, if any, revenue generation, no assurance can be given that we will be able to generate sufficient, if any, revenue or investment capital to fund our operations over the period of years required to commercialize our products. In each of our last two fiscal years, we have suffered substantial operating losses which we have funded with equity capital that we raised from new investors. We will continue to incur significant expenses for R&D and testing of our SOCRATES and

UNICORN technology and may continue to suffer such losses prior to commercialization and thereafter, if and when we commence production, sales and marketing efforts. If we are unable to generate sufficient working capital from revenue from government funding or private contracts for these purposes, we would need to seek additional capital. In addition, other unforeseen costs and R&D costs of later generation SOCRATES and UNICORN products also could require us to seek additional capital. Our current credit facilities in place are limited and, should the need for additional capital arise, there can be no assurance that we will be able to obtain sufficient, if any, additional capital or raise such capital on acceptable terms. If we need to obtain additional debt or equity capital, it may include our entry into joint ventures or issuance of additional stock, which may cause dilution to our current capital structure and shareholders' ownership. Additional stock also could have a greater priority as to dividends, distributions and other rights than our common stock.

LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS

     Our future success depends to a significant degree on the skills, experience and efforts of our executive officers, Samuel A. Kovnat, Chairman of the Board and Chief Executive Officer, William B. Cotton, President, Frank L. Rees, Executive Vice President and Technical Director and David D. Cryer, Chief Financial Officer. The sustained unavailability of any one or more of those individuals from any cause could have a material adverse impact on our operations and prospects. In particular, one of our Board members, Mr. Kovnat, has been recuperating from recent surgery on a serious health problem and has received a positive prognosis from his physician. We anticipate hiring additional executive officers in the future. There can be no assurance that we will be able to complete the hiring of these additional officers in a timely manner or at all. We also depend on the ability of our executive officers and other members of senior management to continue to work effectively as a team.

OUR SUCCESS DEPENDS ON OUR SUCCESSFUL PRODUCT DEVELOPMENT AND TESTING

     The market for our products and services is characterized by complex emerging technologies, evolving government and industry standards and new product introductions. Our future success will depend upon our ability to successfully complete the development, testing and commercialization of our technology and our ability to develop and introduce new products and services to meet industry, government and client requirements. We are planning to eventually develop a number of products, based on SOCRATES technology and a collision avoidance system based on UNICORN technology. The process of developing such products is extremely complex and expensive. There can be no assurance that we will successfully complete the development of any of our products in a timely fashion or that our products will be commercially viable. Failure of any such products to achieve market acceptance would have a material adverse effect on our business, financial condition or results of operations.

     In addition, certain of our products will require customized installation to address unique characteristics of their environments. Customization could place an additional burden on our resources or delay the delivery or installation of products which, in turn, could have a material adverse effect on our relationship with clients, our business, financial condition or results of operations.

OUR BUSINESS RELIES ON A STRATEGIC ALLIANCE WITH LOCKHEED MARTIN CORPORATION

     In May, 1997, FSTO signed a Teaming Agreement with Lockheed Martin Corporation to jointly develop and market SOCRATES based products. This agreement will expire in May, 2007, unless certain earlier termination provisions occur or the agreement is extended by mutual agreement. The agreement stipulates that FSTO serves as prime contractor and Lockheed Martin as subcontractor for the full term of the agreement with respect to SOCRATES-based products. Although the two companies to date have generally worked in close cooperation, there is no assurance that this relationship will be sustained. Future disagreements as to work scope, revenue share, and profit margins, ownership of intellectual property, or technical, marketing or management philosophy, could adversely impact the relationship. Since we view our strategic partnership with Lockheed Martin as a vital element of our business plan, any erosion of this relationship could have a negative impact on the future value of our company.

OUR NEAR TERM SUCCESS DEPENDS ON FEDERAL GOVERNMENT APPROVAL OF OUR PRODUCTS

     To introduce our first SOCRATES product (wake vortex runway monitor) or UNICORN product for commercial sale, we must successfully complete research, development and testing of this product and obtain necessary governmental approvals for installation of SOCRATES systems in airports or installation of UNICORN collision avoidance systems in small aircraft. Any factor that delays or adversely affects this process, including delays in development or our inability to obtain Federal government approval of the product, could have a material adverse effect on our business, financial condition or results of operations.

OUR FUTURE CUSTOMERS MAY NOT ACCEPT THE PRICE OF OR BE ABLE TO FINANCE OUR PRODUCTS

     At present, we cannot precisely fix a price for the sale and installation of an initial SOCRATES wake vortex runway monitor product at airports or UNICORN collision avoidance systems in small aircraft. We estimate that the cost of such a SOCRATES system will be in the area of $10 to $20 million per typical airport installation and a UNICORN system at approximately $10,000 per aircraft. Because we have not completed the research, development, and testing of either product or received final approvals for either of them from the Federal government, we have not commenced production, marketing efforts or unit sales to domestic or international airports or aircraft owners. We currently do not anticipate having these products ready for commercial sale for several years. We therefore are not yet in a position to gauge the reaction of potential buyers to the pricing of these products or future products and whether such pricing will be accepted by potential customers.

     We believe the cost of our SOCRATES and UNICORN products spread over the substantial volume of passengers who may ultimately benefit from the increase in efficiency and safety to airports, airlines, and private aircraft will justify the substantial anticipated cost of sales and installation of these products. However, our customers' ability to afford such costs will depend, in part, on the health of the overall economy, profitability of airports, airlines, and aircraft manufacturers and the availability of private and government sources of funding to finance the sales and acquisition of our products. While a variety of potential funding sources presently exist, inability of airlines or airports to access or obtain funding for purchase and installation of our products could have a material adverse impact on sales of the SOCRATES or UNICORN products. This potential negative impact on sales could have a material adverse effect on our business, operating results and financial condition.

WE MAY EXPERIENCE LONG SALES CYCLES

     We expect to experience long time periods between initial sales contacts and the execution of formal contracts for our products and completion of product installations. The cycle from first contact to revenue generation in our business involves, among other things, selling the concept of our technology and products; developing and implementing a pilot program to demonstrate the capabilities and accuracy of our products; negotiating prices and other contract terms; and, finally, installing and implementing our products on a full-scale basis. We anticipate this cycle will entail a substantial period of time, on average between seven to twelve months, and the lack of revenue experienced during this cycle and the expenses involved in bringing new sales to the point of revenue generation may put a substantial strain on our resources.

OUR SUCCESS WILL DEPEND ON OUR ABILITY TO CREATE AN EFFECTIVE SALES, MARKETING, PRODUCTION AND INSTALLATION FORCE

     At present and for the near future, we will depend upon a relatively small number of employees and subcontractors to complete the R&D of the SOCRATES wake vortex runway monitor and pursue R&D of other SOCRATES and UNICORN products. The marketing and sales of these products will require us to find capable employees or contractors who can understand, explain, market and sell our technology and products to airports, airlines, and airplane manufacturers. We also will need to assemble personnel and/or contractors for production and installation of our products. Upon successful completion of R&D, these demands will require us to rapidly increase the number of our employees, vendors and subcontractors. There is intense competition for capable personnel in all of these areas and we may not be successful in attracting, integrating, motivating or retaining new personnel, vendors or subcontractors for these required functions.

OUR BUSINESS COULD BE ADVERSELY AFFECTED IF OUR PRODUCTS FAIL TO PERFORM PROPERLY

     Products and systems as complex as ours may contain undetected errors or "bugs," which result in system failures, or failure to perform in accordance with industry expectations. Despite our plans for quality control and testing measures, our products including any enhancements may contain such bugs, errors or exhibit performance degradation, particularly during the early stages of installation, and deployment. Product or system performance problems could result in loss of or delay in revenue, loss of market share, failure to achieve market acceptance, adverse publicity, injury to our reputation, diversion of development resources and claims against us by the Federal government, airlines, and airline customers.

WE COULD BE SUBJECT TO LIABILITY CLAIMS RELATING TO MALFUNCTION OF OUR TECHNOLOGY

     Sale of our products will depend on their ability to improve airport, airline, and airplane safety and efficiency. We will take great care to test our products and systems after installation and before actual operation to insure accuracy and reliability. However, unforeseen problems, misuse, or changing conditions could cause our products and systems to malfunction or exhibit other operational problems. Such problems could cause, or be perceived to cause, airplane accidents, including passenger fatalities. We may receive significant liability claims if the Federal government, airlines, airports, passengers and other parties believe that our systems have failed to perform their intended functions. Liability claims could require us to spend significant time and money in litigation, pay substantial damages, or increase insurance premiums, regardless of our responsibility for such failure. Although we plan to maintain liability insurance, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in amounts sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim.

GOVERNMENT REGULATION COULD ADVERSELY AFFECT OUR BUSINESS

     The airport and airline industry is subject to extensive government oversight and regulation. As part of that industry and as a result of receiving funding from the Federal government, our business and operations are subject to numerous government laws and regulations. In the near term, and for so long as we receive funding from the Federal government, we will be subject to many procurement and accounting rules and regulations of the Federal government. These rules and regulations are complex in nature and sometimes difficult to interpret or apply. Adherence to these rules is reviewed by participating agencies of the Federal government. If such agencies suspect or believe that violations of procurement or accounting rules and regulations have occurred, they may refer such matters to other enforcement divisions of the Federal government, such as the U.S. Attorney's Office or the Inspector General's office. If we violate these rules and regulations, we may have to pay fines and penalties or, in severe cases, could be terminated from receiving further funding from the Federal government. If we market, sell and install our products in foreign countries, the laws, rules and regulations of those countries, as well as certain laws of the United States, will apply to us. Existing, as well as new laws and regulations of the United States and foreign countries, could adversely affect our business.

WE MAY FACE SIGNIFICANT COMPETITION FROM OTHER COMPANIES

     The air safety systems and air traffic control industries are already highly competitive. Other industry participants could develop or improve their own systems to achieve the cost efficiencies and value that we believe our products are capable of providing. Additional companies may enter the market with competing systems as the size and visibility of the market opportunity increases. Many of our potential competitors have longer operating histories, greater name recognition and substantially greater financial, technical, marketing, management, service, support and other resources than we do. Therefore, they may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements.

     New products or technologies will likely increase the competitive pressures that we face. Increased competition could result in pricing pressures, reduced margins or the failure of our products to achieve or maintain market acceptance. The development of competing products or technologies by market participants or the emergence of new industry or government standards may adversely affect our competitive position. As a result of these and other factors, we may be unable to compete effectively with current or future competitors. Such inability would likely have a material adverse affect on our business, financial condition or results of operations.

RAPID TECHNOLOGICAL CHANGE COULD RENDER OUR SYSTEMS OBSOLETE

     Our business in general is characterized by rapid technological change, frequent new product and service introductions and enhancements, uncertain product life cycles, changes in customer requirements and evolving industry standards which make us susceptible to technological obsolescence. The introduction of new products embodying new technologies, the emergence of new industry standards, or improvements to existing technologies could render our products and systems obsolete or relatively less competitive. Our future success will depend upon our ability to continue to develop and introduce a variety of new products and to address the increasingly sophisticated needs of our customers. We may experience delays in releasing new products and systems or enhancements in the future. Material delays in introducing new products and systems or enhancements may cause customers to forego purchases of our products and systems and purchase products and systems of competitors instead.

FAILURE TO PROPERLY MANAGE GROWTH COULD ADVERSELY AFFECT OUR BUSINESS

     In order to implement our strategy, we believe that we will have to grow rapidly. Rapid growth may strain our management, financial and other resources. To manage any future growth effectively, we must expand our sales, marketing, production, installation and customer support organizations, invest in R&D of new products or enhancements to existing systems that meet changing customer needs, enhance our financial and accounting systems and controls, integrate new personnel or contractors and successfully manage expanded operations. There is no assurance that we will be able to effectively manage and coordinate our growth so as to achieve or maximize future profitability.

WE MUST HIRE AND RETAIN SKILLED PERSONNEL IN A TIGHT LABOR MARKET

     Qualified personnel are in great demand throughout the high technology industry. Our success depends in large part upon our ability to attract, train, motivate and retain highly skilled employees, particularly sales and marketing personnel, scientists, engineers and other technical support personnel. Our failure to attract and retain the highly trained technical personnel that are integral to our direct sales, product development and installation and support, and professional services may limit the rate at which we can generate sales or develop new products or system enhancements, which could have a material adverse affect on our business.

OUR SUCCESS DEPENDS ON OUR ABILITY TO PROTECT OUR PROPRIETARY TECHNOLOGY

     Our success will depend to a significant degree upon our proprietary technologies and our ability to protect the proprietary aspects of our products. We have received United States patent protection for our SOCRATES and UNICORN technology. We have pending patent applications abroad for our SOCRATES and UNICORN technology. However, there can be no assurance any patent will issue from these pending applications.

     Furthermore, there can be no assurance that any patent we have obtained or will obtain will not subsequently be invalidated for any of a variety of reasons. In addition, even if we are issued a patent, there can be no assurance that we will be able to gain any commercial advantage from such patent. Existing United States laws afford only limited intellectual property protection.

     We will use a combination of patent, trade secret, copyright and trademark law, nondisclosure agreements and technical measures to protect our proprietary technology. We intend to enter into confidentiality agreements with all of our employees, as well as with our clients and potential clients, and intend to limit access to and distribution of our technology, documentation and other proprietary information. However, there can be no assurance that the steps we take in this regard will be adequate to deter misappropriation or independent third-party development of our technology. In addition, the laws of some foreign countries do not protect proprietary technology rights to the same extent as do the laws of the United States. If we resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive and could involve a high degree of risk to our proprietary rights if we are unsuccessful in such proceedings. Moreover, our financial resources may not be adequate to enforce or defend our rights in our technology. We are also subject to the risk of adverse claims and litigation alleging infringement of the intellectual property rights of others. There can be no assurance that third parties will not assert infringement claims in the future with respect to our current or future products or processes or that any such claims will not require us to enter into license arrangements or result in protracted and costly litigation. No assurance can be given that any necessary licenses will be available or that, if available, such licenses could be obtained on commercially reasonable terms.

OTHER COMPANIES MAY CLAIM THAT WE INFRINGE THEIR INTELLECTUAL PROPERTY OR PROPRIETARY RIGHTS

     If our proprietary technology violates or is alleged to violate third party proprietary rights, we may be required to reengineer our technology or seek to obtain licenses from third parties to continue offering our technology without substantial reengineering. Any such efforts may not be successful or if successful could require payments that could have a material adverse affect on our profitability and financial condition. We have conducted patent searches to determine whether the technology to be used in our planned products infringes patents held by third parties and do not believe it does. However, patent searches are inherently uncertain in a rapidly evolving technological environment in which there may be numerous patent applications pending with regard to similar technologies, many of which are confidential when filed.

OUR OFFICERS AND DIRECTORS WILL EXERCISE SIGNIFICANT CONTROL OVER THE COMPANY

     Our current officers, directors and beneficial owners, in the aggregate, control approximately 40.54% of our outstanding Common Stock. As a result, these stockholders acting together will be able to exert significant control over matters requiring stockholder approval, including the election of directors, approval of mergers and other significant corporate transactions. This concentration of ownership could delay, prevent or deter a change in control, and could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our Company and could affect the market price of our stock, if and when a public trading market develops for such stock.

Use of Proceeds

     The selling shareholders will receive the proceeds from the resale of the shares of common stock. We will not receive the proceeds of any of the shares offered by the selling shareholders. We will pay the costs of registering those shares and 850,000 shares underlying the warrants held by certain shareholders. If all of the warrants are exercised, we will receive $1,700,000 which would be used for general, corporate and working capital purposes. There can be no assurance that any such options or warrants will be exercised.

     Expenses we are expected to incur in connection with this registration are estimated at approximately $50,000. The selling shareholders will pay any of their underwriting or sales commissions and discounts, counsel fees and expenses in connection with the sale of the shares covered by this prospectus.

Determination of Offering Price

     The selling shareholders may sell FST common stock at prices then prevailing or related to the then current market price or at negotiated prices. The offering price has no relationship to any established criteria of value, such as book value or earnings per share. The selling shareholders may sell all or any part of their shares in private transactions or in the over-the-counter market at prices related to the prevailing prices of FST common stock at the time of negotiation. No valuation or appraisal has been prepared for our business and potential business expansion.

Dilution

     1,228,964 shares of the FST common stock offered for sale by the selling shareholders are already outstanding and, therefore, do not contribute to dilution. 850,000 shares offered for sale by the selling shareholders relate to shares issuable upon exercise of outstanding warrants. To the extent such warrants are exercised at an exercise price less than the price per share paid by purchasers pursuant to this offering, there will be dilution to such purchasers. In addition, as of January 26, 2003, there were director and employee options outstanding to purchase 1,773,850 shares of FST common stock and outstanding warrants to purchase 303,173 shares of FST common stock each at an exercise price of $2.00. To the extent any of these options are exercised at an exercise price less than the price per share paid by purchasers, there will be further dilution to such purchasers.

Selling Shareholders

     The following table sets forth the names of the selling shareholders and for each selling shareholder the number of shares of FST common stock beneficially owned as of the date of this prospectus, and the number of FST shares being registered. The FST shares being offered are being registered to permit public secondary trading of the shares and to allow each selling shareholder to offer all or part of the shares owned by such shareholder for resale from time to time. A selling shareholder is under no obligation, however, to sell all or any portion of the FST shares at any time. Therefore, no estimate can be given as to the number of shares of FST common stock that will be sold pursuant to this prospectus or the number of FST shares that will be owned by the selling shareholders upon termination of the offering made hereby. Other than the relationships described below, none of the selling shareholders had or have any material relationship with us.

Name of Selling Security Holder and Position (if applicable)	Shares Beneficially Owned Before Offering	Shares Offered in the Offering	Percentage of Outstanding Shares Beneficially Owned After Offering
Jan Arnett	113,635	28,409	*
Jack Badget	28,408	7,102	*
James Bonvissuto	18,940	4,735	*
William H. Buchanan, Jr. (1)	11,363	2,841	*
John Cleary	37,878	9,469	*
Dennis DeLoach	12,500	3,125	*
Robert Durant	37,875	9,469	*
Keith Evans (2)	7,575	1,894	*
Joseph Fabiani	18,938	4,734	*
Donald Farley	25,000	6,250	*
Walter Gans	18,938	4,734	*
Alfred Gilbert	10,000	2,500	*
David Goldsmith	18,938	4,734	*
Brice Hall	14,423	3,606	*
Anton Haardt	18,938	4,734	*
Dennis Hess	18,938	4,734	*
Theodore Hodge	37,875	9,469	*
George Holbrook	25,000	6,250	*
Alexis Kamarowsky	75,758	18,939	*
Shirley Keys	18,938	4,734	*
Sam Kovnat (Chairman, CEO) (3)	1,506,439	4,734	8.63%
Miladen Krescic (4)	18,750	4,688	*
J. Allen Lamb	37,878	9,469	*
Clyde McGregor	75,758	18,939	*
Mary A. McQuade	7,575	1,894	*
Jerry Mendelson	10,000	2,500	*
Bob Montgomery	15,000	3,750	*
Nicholson Group Limited (5)	700,000	350,000	3.99%
Frank Rees (Director, Executive VP)	1,268,938	4,734	7.27%
Newton Robinson	18,938	4,734	*
Spencer Trask Securities (6)	1,455,040	34,089	8.34%
Steve Rubin	10,000	2,500	*
Stan Rubin	10,000	2,500	*
Fredrik Schreuder	75,758	18,939	*
Nageen Sharma	12,500	3,125	*
Louis Southworth	12,500	3,125	*
Jim Soyak	56,818	14,204	*
Diana VanNess (7)	9,468	2,367	*
Wakefield Holding Corp. (8)	1,000,000	500,000	5.75%
Larry Warner	18,635	4,659	*
Paul Weir	18,938	4,734	*
John Wierda	18,940	4,735	*
Chris Wierda	18,940	4,735	*
Don & Sheri Yohe	37,500	9,375	*
_________________________________ *Less than 1%

(1)  Includes 1,000 shares of FST common stock issuable to the shareholder upon the exercise of warrants at a rate of $2.00 per warrant.

(2)  Includes 300 shares of FST common stock issuable to the shareholder upon the exercise of warrants at a rate of $2.00 per warrant. Mr. Evans was a director of the Company from November 3, 2000 to October 5, 2001.

(3)  Includes 237,500 shares of FST common stock owned by Mr. Kovnat's daughters Sonia Esposito and Karen Nelligan and his grandsons Samuel Nelligan and Maurice Nelligan. Mr. Kovnat disclaims beneficial ownership of the shares owned by these individuals.

(4)  Includes 1,250 shares of FST common stock issuable to the shareholder upon the exercise of warrants at a rate of $2.00 per warrant.

(5)   Includes 350,000 issued and outstanding common shares and 350,000 shares of FST common stock issuable to Nicholson Group upon exercise of warrants at a rate of $2.00 per warrant.

(6)  Includes 1,250,000 issued and outstanding FST common shares held by Spencer Trask Intellectual Capital Company, LLC; 22,725 issued and outstanding FST common shares held by Spencer Trask Ventures, Inc.; 105,545 shares of FST common stock issuable to Spencer Trask & Co. upon exercise of issued and outstanding warrants at a rate of $2.00 per warrant; and 113,632 shares of FST common stock and 38,385 shares of FST common stock issuable upon exercise of warrants at a rate of $2.00 per warrant both held by Mr. William Dioguirdi, President of Spencer Trask, LLC.

(7)  Includes 1,670 shares of FST common stock issuable to the shareholder upon the exercise of warrants at a rate of $2.00 per warrant.

(8)  Includes 500,000 issued and outstanding FST common shares and 500,000 shares of FST common stock issuable to Wakefield Holdings Corp. upon exercise of warrants at a rate of $2.00 per warrant.

Plan of Distribution

     The Selling Shareholders may offer these shares for sale in one or more of the following transactions (which may include block transactions):

     o   in the over-the-counter market;

     o   in transactions other than in the over-the-counter market; or

     o   in a combination of any such transactions.

     Under the securities laws of certain states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. The selling shareholders are advised to ensure that any underwriters, brokers, dealers or agents effecting transactions on behalf of the selling shareholders are registered to sell securities in all fifty states.

     We will pay all the expenses incident to the registration, offering and sale of the shares of common stock to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We will not receive any proceeds from the sale of any of the shares of common stock by the selling shareholders.

     In addition, any shares that qualify for sale under Rule 144 may be sold under Rule 144 rather than through this prospectus.

     In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be an "underwriter" within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling shareholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

Legal Proceedings

     The Company is not a party to any pending legal proceeding nor are any legal actions contemplated by us at this time.

Directors, Executive Officers, Promoters, and Control Persons

     Other than Mr. Joseph J. Luca who was appointed to the Board on October 25, 2002, and Senator Larry L. Pressler appointed on December 4, 2002, the current Directors of the Company were appointed to their positions effective September 1, 2002 in conjunction with the Share Exchange. Each of these Directors were and continue to be Directors of the Company's sole subsidiary, FSTO. We are dependent on the efforts and abilities of certain of our senior management. The interruption of the services of key management could significantly hinder our operations, profits, and future development. The following table presents information about each of our executive officers and directors as of the date of this filing:

Name	Age	Position
Samuel A. Kovnat William B. Cotton Frank L. Rees David D. Cryer Samuel V. Vail Jackson Kemper Stephen P. Tocco Joseph J. Luca Larry L. Pressler	70 62 70 54 42 67 55 55 59	Chairman, Chief Executive Officer Director, President Director, Executive Vice President Chief Financial Officer Director, Secretary, Treasurer Director Director Director Director

     Terms of Directors of the Company expire at the following annual meeting. Management positions are for a period of one year and there are no reportable family relationships or involvement in certain legal proceedings for any of the officers or directors other than those referenced below.

     Samuel A. Kovnat co-founded FSTO in 1997 and has been its Chairman and Chief Executive Officer since its inception. From 1995 to the present, Mr. Kovnat was a consultant and program development manager for the parametric Airborne Dipping Sonar at the Sonetech Corporation and the Kildare Corporation. During that same period Mr. Kovnat was a venture partner of Allied Venture Associates whose primary focus was in the Internet security and biotechnology arenas. From 1993 to 1994, Mr. Kovnat was a Scientist and Program Manager at Analysis & Technology, Inc. Prior to 1993, Mr. Kovnat was a co-founder and Senior Vice President employed by Technology Applications and Service Co., which was later acquired by DRS Technologies, a company listed on the American Stock Exchange, where he created and marketed a new generation tactical Command, Control, Communication and Computer workstation and display system concept that resulted in over $500 million in revenues. Prior to his employment with Technology Applications and Service Company, Mr. Kovnat was the Director of Business Development and the Director of Research & Advanced Systems at the EDO Corporation, a company listed on the New York Stock Exchange. While at EDO, Mr. Kovnat created and marketed a tactical towed sonar system (SQR-18) which resulted in over $400 million in sales. Earlier, Mr. Kovnat held key technical and management positions at Raytheon Corp. and the General Electric Company. From 1982 through 1988, Mr. Kovnat was a principal in Tower Capital Corp., an asset management firm based in New York, New York. In 1987, Tower Capital Corp. and its principals, including Mr. Kovnat, were sued by a client and the United States Department of Labor for certain alleged civil violations of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). This suit was settled in 1992 for a nominal monetary amount. As a part of the settlement, Mr. Kovnat agreed not to act as a manager of ERISA funds in the future. Mr. Kovnat graduated from the University of Miami with a B.S. degree in both math and physics. Additionally, Mr. Kovnat received post graduate training in Computer Sciences from the Massachusetts Institute of Technology (MIT) and was employed at MIT's Lincoln Labs. Mr. Kovnat currently holds a secret security clearance from the U.S. Department of Defense. Although the primary business focus of Mr. Kovnat is, and will continue to be, the overall direction and hands-on management of the Company, he has certain outside business and investment interests. These interests include a consulting relationship with Sonetech Corporation, which is a subcontractor to FSTO for certain strategic planning and business development services on a defense project unrelated to any of our activity. In addition, Mr. Kovnat is a founder and Chairman of Secure Financial Network, Inc., a New York corporation which has an Internet security product. Mr. Kovnat serves on the Company's Compliance, Disclosure and Ethics Oversight Committee.

     Captain William B. Cotton currently serves as President and as a Director of the Company. Captain Cotton was Manager of Air Traffic and Flight Systems at United Airlines. He held that position for over 14 years, and has been a United Airlines Pilot for over 33 years. During his tenure as Manager of Air Traffic and Flight Systems, he has led United Airlines' efforts to improve air traffic control industry-wide, as well as initiatives to upgrade the company's aircraft for safety and efficiency. Captain Cotton also served as Chairman of the Board, and formerly served as President, of ATN Systems, Inc., a consortium of airlines developing Aeronautical Telecommunications Network (ATN) products in cooperation with the FAA. ATN is a worldwide data network intended to support data communication connectively between mobile platforms, airlines, providers of aeronautical communications services and government providers of air traffic control and flight information services. While his duties at our company command his first attention and most of his time, Captain Cotton also maintains non-conflicting consulting agreements with Rockwell Collins, the Megadata Corporation and NASA. Captain Cotton speaks frequently at symposia on aviation and air traffic control. He received Bachelors and Masters degrees in Aeronautical and Astronautical Engineering from the University of Illinois and the Massachusetts Institute of Technology, respectively. He has held his positions with FSTO since November, 2000. Captain Cotton serves on the Company's Compliance, Disclosure and Ethics Oversight Committee.

     Frank L. Rees co-founded FSTO in 1997 and is the inventor of both SOCRATES as well as UNICORN. For three and a half years prior to the formation of FSTO , Mr. Rees was the founder and served as the President of Rees Science and Technology, Ltd. This company is still in existence based upon the ownership of accumulated intellectual properties in scientific and technological (S&T) areas not related to the Company's present line of business. From January 1980 until January 1994, he was the cofounder and Executive Vice President of GR Associates, Inc. In 1985 he became the President of this Maryland corporation engaged in laser-acoustic and signal-processing S&T and systems areas. From 1972 to 1977, Mr. Rees was employed by Technology Service Corporation (TSC), a company that was involved in radar R&D and related intensive technical courses. Before joining TSC, he managed and technically directed the Undersea Weapons Advanced Development and Engineering Sub-Division of the Westinghouse Electric Corporation's Defense and Space Center in Baltimore, Maryland. Prior to emigrating from the UK in 1957 to become a US citizen, Mr. Rees worked for five years in marine radar and early attempts at airborne synthetic aperture radar as well as strain gauges and fish-finders at Kelvin and Hughes, which later was acquired by Smith Industries. Mr. Rees completed a M.A. in Mathematics at the University of Maryland in 1962. He also completed a M.A. in Electronic Engineering at Borough Polytechnic in London, England in 1956. Mr. Rees received a British equivalent of a B.S.E.E summa cum laude in Electronic and Electrical Engineering in 1954 from South East Essex Technical College in Essex, England which, at that time, was affiliated with London University. Mr. Rees has authored or co-authored papers and articles and taught abbreviated, intensive seminars on a broad scope of S&T topics, many of which relate to the basic development and design philosophies associated with both of his SOCRATES and UNICORN inventions. Mr. Rees serves on the Company's Compliance, Disclosure and Ethics Oversight Committee.

     David D. Cryer presently serves as Chief Financial Officer of the Company. Mr. Cryer has more than twenty five years experience as a financial manager for a wide variety of aerospace defense contractors and manufacturing concerns. For the five years before he joined FSTO, Mr. Cryer was an independent financial consultant to numerous small businesses in the New London, Connecticut area. From January 1992 through August 1993, Mr. Cryer was employed by Yardney Technical Products, an aerospace/defense contractor, as a Controller. From January 1988 through October 1991 he was the Chief Financial Officer of Ship Analytics, Inc., a manufacturer of maritime training systems. Mr. Cryer graduated from the University of Massachusetts with a B.S. degree in Accounting. In addition, Mr. Cryer participated in graduate studies in accounting at the University of Kentucky and received a Masters Degree in Management Science at Ball State University. Mr. Cryer has certain outside business interests, including serving as Chief Financial Officer with Integrated Medical Services, Inc., a Wyoming corporation, and serves as the Controller to Kildare Corporation. Prior to being elected Chief Financial Officer of the Company effective October 3, 2002, Mr. Cryer acted as Controller for FSTO since its inception. Mr. Cryer serves on the Company's Compliance, Disclosure and Ethics Oversight Committee.

     Samuel Vail is a Director, Secretary and Treasurer of the Company. Since 2000, Mr. Vail has created and managed the Spencer Trask Corporate Partnering Group, after having spent over 20 years in the Information Technology industry. Before joining Spencer Trask, Mr. Vail spent more than nine years, from May 1991 to September 2000, at the Gartner Group, an information technology research and consulting firm, as an executive in a variety of sales and marketing leadership roles. Most recently, from October 1997 to September 2000, as Group Vice President, he created and ran Gartner's Worldwide Strategic Account organization. Mr. Vail's previous business experience includes over ten years at Unisys Corporation, (previously Sperry Corporation), an information technology solutions provider, in different sales management and account management roles. Mr. Vail holds a Bachelor of Arts degree from Franklin & Marshall College and studied computer science and business administration at The College of William & Mary. Mr. Vail is a member of the Corporate Venture & Strategic Investing Association, a frequent speaker at industry and company events and a certified facilitator in the Pacific Institute's leadership curriculum. Mr. Vail has been a member of the Board of Directors and Secretary of FSTO since October, 2001. Mr. Vail assumed the additional duties of Treasurer for the Company in September, 2002. Mr. Vail serves on the Company's Finance and Audit Committee, Compliance, Disclosure and Ethics Oversight Committee and is chairman of the Company's Compensation Committee.

     Jackson Kemper, Jr., a Director of FSTO since its inception, is the Chairman and Chief Executive Officer of the Kemper Company LLC, a government relations organization, located in Washington D.C., where he has worked since 1995. From 1979 through 1995, Mr. Kemper was the Corporate Vice President of Diagnostic Retrieval Systems, Inc. (NYSE), a high technology defense industry firm. In that capacity, Mr. Kemper was responsible for the planning, coordination and execution of all government relations. Mr. Kemper also participated in the acquisition of two other defense and high technology companies. Mr. Kemper was an electrical engineer for the U.S. Navy's Air Development Center from 1959 to 1971. Mr. Kemper graduated from Drexel University with a B.S. degree. He also participated in Master Degree Studies at the University of Pennsylvania.

     Stephen P. Tocco is the President and CEO of ML Strategies and currently serves as a Chairman of the Massachusetts Board of Higher Education. Mr. Tocco was formerly the executive director and CEO of the Massachusetts Port Authority and also served as Massachusetts Secretary of Economic Affairs and Special Assistant to Governor William Weld. From August, 1993 to January, 1997, Mr. Tocco served as executive director and CEO of the Massachusetts Port Authority. Prior to that, he was Massachusetts Secretary of Economic Affairs. He also served as Special Assistant to Governor William Weld and Governor Paul Cellucci. In this capacity, he coordinated the legislative effort to consolidate several state college campuses into a unified University of Massachusetts. During his years of service to the Commonwealth of Massachusetts, he was involved in overseeing Logan International Airport, the Port of Boston, the World Trade Center, the Black Falcon Cruise Terminal, the Tobin Bridge, and Hanscom Airfield, and a host of major growth initiatives, including the new Fleet Center, the state track facility and many bio-chemical development projects. Mr. Tocco earned a B.S. degree in chemistry from the Massachusetts College of Pharmacy. He completed graduate studies at Harvard University in 1989 and was awarded a CSS in Administration and Management. Mr. Tocco has been a member of the FSTO's Board since 2000. Mr. Tocco served on the Company's Compliance, Disclosure and Ethics Oversight Committee.

     Joseph J. Luca, a Director of the Company, is the owner of Joseph J. Luca, CPA's, a regional public accounting firm with offices in Woburn, MA and Providence, RI. Mr. Luca founded the firm in 1974, which provides a variety of accounting, auditing, tax and consulting services. Mr. Luca's experience includes expert witness testimony and valuation cases for acquisitions, mergers and sales, divorce, buy-sell agreements, insurance frauds and tax fraud. From 1993 to 1999, Mr. Luca served as the CFO and Director of Administration and Finance of The Massachusetts Port Authority where he was responsible for all aspects of authority wide financial and business matters of a $300,000,000 budget. Mr. Luca earned a BSBA degree from Northeastern University with a major in Accounting in 1970 and a Masters of Science in Taxation from Bentley College in 1977. Prior to starting his own company, Mr. Luca worked at Touche Ross & Company for four years. Mr. Luca is a Certified Public Accountant in Massachusetts and Rhode Island and is a member of the American Institute of Certified Public Accountants, the Massachusetts Society of Certified Public Accountants. He has conducted numerous professional seminars, published several articles in trade and professional publications.

Mr. Luca served on the Governor's Council for Small Business Entrepreneurs in 1987, and was a member of the Executive Office of Transportation & Construction Privatization Committee in 1992. Mr. Luca has previously served as Treasurer for several non-profit organizations and as advisor to several Board of Directors. Mr. Luca serves as chairman of the Company's Finance and Audit Committee and is a member of the Company's Compensation Committee.

     Former United States Senator Larry L. Pressler has served as our Director since December 4, 2002. Senator Pressler was a Member of Congress for 22 years, 18 of which he served in the U.S. Senate (1979-1997). During that time, he authored the Telecommunications Act of 1996; was Chairman of the Senate Commerce, Science and Transportation Committee; and authored various aviation, pipeline, transportation, satellite, foreign policy, business and trade legislation. During his tenure in the Senate, he served on the following committees: Commerce, Foreign Relations, Finance, Banking, Budget, Environment and Public Works, Small Business, and Special Committee on Aging. Senator Pressler was the first Vietnam Veteran elected to the U.S. Senate. He served in the United States House of Representatives from 1975 to 1979. Senator Pressler is currently Chairman of The Pressler Group, L.L.C. He specializes in international law, regulatory law, commercial law, and lobbying activities. He has also worked with McKinsey & Company, and spent three years as a government lawyer in the U.S. State Department Legal Advisor's Office. Senator Pressler is a former Rhodes Scholar at Oxford, England, a Graduate of Harvard Law School and a Vietnam Veteran. Currently, Senator Pressler serves on the Boards of Infosys Technologies Ltd., and the Philadelphia Stock Exchange Board of Governors. Senator Pressler serves on the Audit and Nominations Committees of the Board of Infosys. Senator Pressler also serves on the Boards of Advisors of several companies in the pharmaceutical, telecommunications, and financial sectors. Senator Pressler serves as the chair of the Company's Compliance, Disclosure and Ethics Oversight Committee.

Executive Compensation

     The following table is based upon compensation for the fiscal years ended May 31, 2002, 2001 and 2000 for those individuals who served as executive officers of FSTO during the last completed fiscal year ending May 31, 2002. Prior to acquisition of FSTO, the Company had not paid salary or compensation to its officers or directors.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Comp	Restricted Stock Awards ($)	Options/ SAR(#)	LTIP Payouts ($)	All Other Comp ($)
William B. Cotton, President	2000	--	--	--	--	--	--	--
	2001	86,870	--	--	--	175,000	--	--
	2002	117,238	--	--	$48,800	--	--	--
Samuel A. Kovnat, CEO	2000	118,340	--	--	--	--	--	--
	2001	127,860	--	--	--	--	--	--
	2002	124,800	--	--	--	--	--	--
Frank L. Rees, Executive VP	2000	112,840	--	--	--	--	--	--
	2001	125,440	--	--	--	--	--	--
	2002	114,100	--	--	--	--	--	--

Compensation of Directors

     Only directors who are not employees (currently Messrs. Vail, Kemper, Tocco, Luca, and Pressler) of the Company are compensated for their services as directors. Each non-employee director is paid $1,000 for each meeting of the board of directors that he attends in person. Non-employee directors who sit on the Finance and Audit Committee, Compensation Committee or Compliance, Disclosure and Ethics Oversight Committee are compensated at the rate of $300 per hour for the work on such committee. Directors are also reimbursed for their expenses incurred in attending board of directors and committee meetings.

     Each member of the board of directors who is not an employee of the Company is eligible for a grant of stock options under the following terms. Upon initial election to the board of directors, a director may be granted an option to purchase 125,000 shares of FST common stock at $2.00 per share. Of these options, 25% vest immediately, with the remaining options vesting at a rate of 6 1/4% every quarter over a three year period. All options granted under this provision have a ten-year term.

Employment Contracts

     There are employment agreements between FSTO and Messrs. Cotton, Kovnat, Rees and Cryer. Each of these contracts commenced November 3, 2000 for a period of three years. These contracts are included as exhibits 10.1 through 10.4.

Security Ownership of Certain Beneficial Owners and Management

     The following tables sets forth the beneficial ownership of the FST common stock of each of the Company's directors and executive officers, the Company's directors and executive officers as a group and all known beneficial owners. Except as set forth below, the Company is not aware of any beneficial owner of more than five percent of FST common stock. Except as otherwise indicated, the Company believes that the beneficial owners of the FST common stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

Security ownership of certain beneficial owners as of January 23, 2003
Title of Class	Name and Address of Beneficial Owner	Amount (1)	Percent of Class (2)
Common	Spencer Trask Intellectual Capital Company, LLC (3) 535 Madison Avenue, 18th Floor New York, NY 10022	1,455,040	8.34%
Common	Wakefield Holdings Corp. (4) Victoria House, P.O. Box 58 The Valley Anguilla, BWI	1,000,000	5.73%

Security ownership of management as of January 26, 2002

Title of Class	Name and Address of Beneficial Owner	Amount (1)	Percent of Class (2)
Common	William B. Cotton, Director, President (5) 1431 Bonita Avenue Mount Prospect, IL 60056	1,078,123	6.18%
Common	Samuel A. Kovnat, Chairman, CEO (6) 252 Denison Hill Road North Stonington, CT 06359	1,506,439	8.63%

Common	Frank L. Rees Technical Director, Executive Vice President 63 Mountain Green Circle Windsor Mill, MD 21244	1,268,938	7.27%
Common	Samuel V. Vail (7) Director, Secretary, Treasurer 535 Madison Avenue, 18th Floor New York, NY 10022	62,500	0.36%
Common	David D. Cryer, Chief Financial Officer 1 Spar Yard Street New London, Connecticut 06320	125,000	0.72%
Common	Jackson Kemper, Director (8) 2600 Virginia Avenue, NW Suite 210 Washington, DC 20037	250,000	1.43%
Common	Stephen P. Tocco, Director (9) 1 Financial Center Boston, MA 02111	93,749	0.54%
Common	Joseph J. Luca, Director (10) 55th Sixth Road Woburn, MA 01810	31,250	0.18%
Common	Larry L. Pressler (11) 1666 K. Street, N.W. Washington, D.C. 20006-1218	125,000	0.72%
Common	Shares of all directors and officers as a group (9 persons)	4,540,999	26.03%

(1)  The shares owned, and the shares included in the total number of shares outstanding, have been adjusted, and the percentage owned has been computed, in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended, and includes, options and warrants to the extent called for by such rule, with respect to shares of common stock, that can be exercised within 60 days. Except as set forth in the footnotes below, such shares are beneficially owned with sole investment and sole voting power.

(2)  The percent of class calculation is based on 17,455,756 shares of the Company's common stock being issued and outstanding as of December 31, 2002 and effect being given, where appropriate, pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, to any option or warrant then exercisable or exercisable within 60 days thereafter (total number of said options or warrants included being 2,927,022 with a remaining 228,370 warrants not exercisable in the applicable time period).

(3)  Includes 1,250,000 issued and outstanding FST common shares held by Spencer Trask Intellectual Capital Company, LLC; 22,725 issued and outstanding FST common shares held by Spencer Trask Ventures, Inc.; and 105,545 shares of FST common stock issuable to Spencer Trask & Co. upon exercise of issued and outstanding warrants at a rate of $2.00 per warrant; 113,632 shares of FST common stock and 38,385 shares of FST common stock issuable upon exercise of warrants at a rate of $2.00 per warrant both held by William Dioguirdi, President of Spencer Trask, LLC.

(4)  Includes 500,000 issued and outstanding FST common shares and 500,000 shares of FST common stock issuable to Wakefield Holdings Corp. upon exercise of warrants at a rate of $2.00 per warrant.

(5)  Includes 328,123 shares of FST common stock issuable to Mr. Cotton upon the exercise of options at a rate of $2.00 per option. Options for an additional 103,372 shares will vest over the next 12 months at a rate of 27,342 shares per quarter.

(6)  Includes 237,500 FST shares of common stock owned by Mr. Kovnat's daughters Sonia Esposito and Karen Nelligan and his grandsons Samuel Nelligan and Maurice Nelligan. Mr. Kovnat disclaims beneficial ownership of the shares owned by these individuals.

(7)  Solely represents shares of FST common stock issuable to Mr. Vail upon the exercise of options at a rate of $2.00 per option.

(8)  Represents 125,000 shares of FST common stock and 125,000 shares of FST common stock issuable to Mr. Kemper upon the exercise of options at a rate of $2.00 per option.

(9)  Solely represents shares of FST common stock issuable to Mr. Tocco upon the exercise of options at a rate of $2.00 per option. Options for an additional 31,248 shares of FST common stock will vest over the next 12 months at a rate of 7,812 shares per quarter.

(10)  Solely represents shares of FST common stock issuable to Mr. Luca upon the exercise of options at a rate of $2.00 per option. Options for an additional 93,750 shares of FST common stock will vest over the next 36 months at a rate of 7,812 shares per quarter.

(11)  Solely represents shares of FST common stock issuable to Senator Pressler upon the exercise of options at a rate of $2.00 per option.

Description of Securities

Common Stock

     FST has authorized 50,000,000 shares of $0.001 par value common stock and 14,757,104 shares were issued and outstanding as of January 26, 2003. Holders of shares of FST common stock are entitled to receive such dividends as may be declared by the Board of Directors from funds legally available therefore, and, upon liquidation, are entitled to share pro rata in any distribution to stockholders. The holders of shares of FST common stock have one vote per share and have no preemptive rights. The FST common stock is not redeemable, does not have conversion rights and is not liable to assessment or further calls by FST. The Articles of Incorporation, as amended (the Articles) of FST do not grant the shareholders cumulative voting rights in the election of directors. Certain provisions of the Articles, the By-Laws, certain sections of the Nevada General Corporation Law, and the ability of the Board of Directors to issue shares of preferred stock and to establish the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors (including takeovers which shareholders may deem to be in their best interests).

Preferred Stock

     FST is also authorized to issue 5,000,000 shares of preferred stock, $0.001 par value. However, FST has not issued any preferred stock to date.

Warrants

     As of December 31, 2002, there were outstanding warrants to purchase an aggregate of 1,153,173 shares of FST common stock, exercisable at $2.00 per share.

Stock Options

     As of December 31, 2002, there were outstanding options to purchase an aggregate of 1,773,850 shares of FST common stock at an exercise price of $2.00 per share.

Disclosure of Commission Position of Indemnification
for Securities Act Liabilities

     Our Amended Articles of Incorporation and By-Laws provide that our directors and officers will not be personally liable to us or our stockholders for monetary damages due to the breach of a fiduciary duty as a director or officer. Nevada Revised Statute 78.7502, provides that we may indemnify any officer, director, employee or agent who is party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, provided he was acting in good faith and in a manner which he reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he had no reasonable cause to believe that his conduct was unlawful. The indemnification includes all actual and reasonable expenses, including attorney's fees, judgments, fines and settlement amounts. The termination of any action, suit or proceeding by judgment, order, settlement or conviction, does not of itself prevent indemnification so long as the officer or director acted in good faith and in a manner which he reasonably believed to be in, or not opposed to, our best interests, or, with respect to any criminal action or proceeding, he had no reasonable cause to believe that his conduct was unlawful.

     In addition, Nevada Revised Statute 78.7502 provides that we may indemnify any officer, director, employee or agent who is party to any threatened, pending or completed action or suit brought by us or by our stockholders on our behalf, provided he was acting in good faith and in a manner which he reasonably believed to be in, or not opposed to, our best interests. The indemnification includes all actual and reasonable expenses, including attorney's fees, judgments, fines and settlement amounts. However, indemnification is prohibited as to any suit brought in our right in which the director or officer is adjudged by a court to be liable to us.

     To the extent that the officer or director is successful on the merits in any proceeding pursuant to which such person is to be indemnified, we must indemnify him against all actual and reasonable expenses incurred, including attorney's fees.

     The foregoing indemnity provisions will limit your ability as shareholders to hold officers and directors liable and collect monetary damages for breaches of fiduciary duty, and require us to indemnify officers and directors to the fullest extent permitted by law.

     To the extent that indemnification may be available to our directors and officers for liabilities arising under the Securities Act of 1933 as amended, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and therefore unenforceable.

Description of Business

background

     The Company, formerly known as Reel Staff, Inc., is a Nevada corporation that was incorporated on May 21, 2001. The Company entered into a Share Exchange Agreement dated June 24, 2002, as amended July 15, 2002, by and among the Company, Flight Safety Technologies, Inc., a Delaware corporation, and the Vendors as identified on Schedule A thereto, a copy of which was filed as Exhibit 10, to a Form 8-K filed on July 18, 2002 ("Share Exchange"). The Share Exchange closed on September 1, 2002 and the Company has acquired approximately 96.54% of the outstanding common and preferred stock of Flight Safety Technologies, Inc., as was reported on a Form 8-K filed on September 10, 2002, as amended by a Form 8K-A filed November 6, 2002.

     As of September 1, 2002, the Company changed its name to Flight Safety Technologies, Inc. The acquired subsidiary thereafter changed its name to Flight Safety Technologies Operating, Inc. ("FSTO"). As a result of the Share Exchange, the Company changed its fiscal year from December 31 to the same fiscal year of FSTO, i.e. May 31.

     In conjunction with the Share Exchange, on September 1, 2002, the Company closed a private placement pursuant to Regulation S under the United States Securities Act of 1933, as amended. The private placement raised gross proceeds of $1.7 million and, after deduction of expenses, net proceeds of $1,529,643 were available to the Company (the "Company Private Placement").

     Approximately 5,695,376 shares of the Company, representing approximately 40% of its 14,757,104 outstanding shares, currently trade on the NASD's Over-the-Counter Bulletin Board under the symbol "FLST."

Summary of Discontinued Film Staffing Business

     Prior to the Share Exchange, the Company conducted limited operations, provided production and post-production staffing services to film, video, and television production companies, and was headquartered in Los Angeles, California. As a result of the Share Exchange, the Company completely discontinued its previous operations, is continuing the business operations of FSTO, and has relocated its principal offices to Mystic, Connecticut.

SUMMARY OF CURRENT BUSINESS OPERATIONS

     FSTO commenced operations and was incorporated in Wyoming in 1997 and reincorporated in Delaware in 2000. FSTO is developing advanced technologies to enhance aviation safety and reduce airport delays. Using its patented opto-acoustic technology, known as SOCRATES, it is currently working on development of a system to detect and track air disturbances known as "wake vortex turbulence," created by departing and arriving aircraft in the vicinity of airports.

Because of the potential safety hazard to following aircraft presented by wake turbulence, the Federal Aviation Administration ("FAA") has mandated a set of increased spacings between arriving and departing aircraft, based on the respective weights of leading and following aircraft. These spacing rules, based on worst-case conditions, may result in unnecessary delays under conditions in which wake turbulence dissipates quickly or is carried by wind out of the flight corridors. Precise knowledge of the location and motion of the wake vortices could give air traffic controllers the flexibility to safely shorten the arrival and departure spacing intervals when conditions permitted, potentially reducing passenger delays, taxiway queues, and aircraft fuel consumption.

     The Company believes that its wake-vortex runway monitor, upon completion of development and in consort with NASA-developed, vortex-track prediction technology, will:

     -     Improve the safety of aircraft arrivals and departures;

     -     Streamline the air traffic control process;

     -     Reduce passenger delays; and

     -     Generate substantial cost savings for the airline industry and other airport users.

     A "proof of principle" test of SOCRATES technology was conducted at JFK International Airport in May of 1998. Controlled testing of an expanded and improved technology, using the NASA Boeing 757 as the source aircraft, was carried out at Langley Air Force Base in December 2000. Building upon these two tests, we expect to develop and test the operational utility of the wake vortex runway monitor based on the technology in a series of tests at one or more major airports over the next several years. FSTO has conducted research, development and testing of SOCRATES in conjunction with Lockheed Martin Corporation pursuant to a ten year teaming agreement between them dated May 1, 1997 under which FSTO is the prime contractor.

     We also are working on development of a collision avoidance and ground proximity warning system for small aircraft based on a patented technology it refers to as UNICORN. FSTO recently received a frequency assignment from the Federal Communications Commission for experimental purposes and development of UNICORN.

     We may consider and execute from time to time strategic investments, acquisitions or other transactions that we believe will benefit us and complement our current operations, technologies, and resources.

PRINCIPAL PRODUCTS UNDER DEVELOPMENT AND MARKET OPPORTUNITIES

Sensor for Optically Characterizing Remote Atmospheric Turbulence Emanating Sound ("SOCRATES") Technology.

General

     Based on testing to date, we believe SOCRATES technology will provide sensor technology to ground-based systems for detecting dangerous air turbulence that:

     *   Are reliable in any weather;

     *   Are highly accurate, and can detect even small disturbances;

     *   Provide early warnings to pilots and air traffic controllers of hazards they may encounter;

     *   Do not require the presence of large atmospheric particles such as rain or ice crystals to detect disturbances; and

     *   Are more cost-effective and easier to implement.

     SOCRATES uses a proprietary opto-acoustics technology to detect, locate and track air turbulence created by aircraft wakes, wind, rain and other atmospheric conditions. Air turbulence creates patterns of low-frequency sound waves something like the ring patterns that form in a body of water after a pebble has been tossed into it or a boat has cut through it. These low-frequency sound waves can travel for long distances through the atmosphere without their patterns being impeded or altered by rain, fog and other wind conditions. For this reason, we believe that upon completion of research, development and testing, SOCRATES technology will enable the detection of far off and nearby turbulence, regardless of weather conditions.

     SOCRATES technology uses a laser transmitter to project a low-power laser beam a short distance across the ground, such as across airport approach and departure corridors. A reflector device reflects the beams back to a receiver. SOCRATES technology measures changes in the speed of the light waves of the laser beams. These changes indicate that the laser has interacted with sound waves emanating from nearby or far off air disturbances. Based on the changes, the technology will enable the system to recognize the presence of different air disturbances. Wake vortices may be detected as far as two nautical miles away, and provide pilots with advanced warning of the nature and location of these potential hazards.

     Unlike many alternative technologies, we believe SOCRATES technology will be accurate without need for the presence of rain, ice crystals or other aerosols because SOCRATES lasers detect interaction with sound waves, not with atmospheric particles.

     SOCRATES ground-based systems will be cost-effective and easy to implement because they will not require airports to build large towers, acquire additional land on their peripheries, or engage in potentially lengthy and costly negotiations with residential communities, as is required to install Terminal Doppler Weather Radar (TDWR) systems. In addition, SOCRATES technology could offer a higher degree of accuracy than alternative systems and would not require large towers. (See Alternate Technology Chart on page 33).

     Aircraft-generated wake turbulence, clear air turbulence, and other related turbulence phenomena present one of the greatest dangers and capacity constraints to air transportation. We believe that upon completion of research, development and testing, SOCRATES technology will enable the detection, location and tracking of these potentially deadly phenomena, which include:

     *   Wake Vortex Turbulence. Whenever an airplane is in flight, and especially when flying slowly, as during takeoff, approach, and landing, the wing flaps and wings create wake vortices, which are similar to horizontal tornadoes trailing back from the wing tips. If another plane enters this turbulent wake, even several minutes after the first plane has passed, the pilot's control of the aircraft may be compromised. In 1996, the FAA responded to the dangers of wake vortex turbulence by introducing a new wake turbulence category for separation behind B-757 aircraft. Smaller aircraft now must be separated from heavy jets by at least six miles, and large jets must be separated from B-757s by at least four miles. The increased space between planes has translated into more time in the air, which causes flight delays and increases in fuel and flight crew costs.

     *   Windshear. Thunderstorms and other highly unstable atmospheric events can cause windshear, a sudden, rapid change in wind velocity or direction. The most dangerous form of windshear is a microburst, which occurs when the cold air above clouds or thunderstorms falls rapidly to the ground and fans out in all directions. A plane approaching a microburst experiences increasing headwinds and a turbulent altered flight path, and as it flies into the microburst, it may experience increasing tailwinds and loss of lift.

     *   Clear-Air Turbulence. One of the most common aviation hazards and sometimes the most damaging is clear-air turbulence (CAT), which can occur even when no rain or other adverse weather conditions are present. One form of CAT occurs near the ground when a windstorm passes down a steep, rough mountainside forming a layer of air that often turns suddenly upwards and begins to rotate in circles. As these "rotors" multiply they form a series of more violent, spinning air masses, and the waves above them can rise up to altitudes of 30,000 feet or more, about the normal cruising height for most airliners.

     Alternate technologies for detecting these phenomena can be unreliable, inaccurate, expensive, difficult to implement, or unable to provide sufficiently early warnings for pilots to take appropriate action. We believe the products we are developing and intend to develop based on the SOCRATES technology may mitigate many of the shortcomings associated with these types of systems. The chart below describes these alternate technologies.

Technology	Description	Shortcomings
Low Level Windshear Alert Systems ("LLWAS")	* Detects windshears & microbursts 50 - 150 feet above ground * Developed late 1980s * Alerts triggered when wind speeds are not consistent at multiple wind sensors around airport and runways	* Limited range * Can be unreliable * Early warning insufficient since only detects turbulence immediately present
Doppler Radar	* Airborne and ground-based systems * Detect speed and location of disturbances by reflecting electromagnetic waves off atmospheric particles	* Often misses small phenomena * Limited detection range * Need airborne rain or ice crystals to reflect radar * Insufficient early warning
Lidar ("Light detection and rangefinding")	* Airborne and ground-based systems * Detect disturbances by measuring the reflection and scattering of a powerful infrared pulse * Greater range and accuracy than radar	* Does not work in clouds * Insufficient early warning
Laser Doppler Velocimetry

*   Airborne and ground-based systems
*   Measures the speed and location of disturbances by
analyzing the frequencies of two laser beams reflected off
atmospheric particles
*   Greater range and accuracy than radar

* Does not work in clouds * Insufficient early warning * Uses high powered laser beam that may be dangerous to humans
Terminal Doppler Weather Radar ("TDWR")	* Ground-based system * Detects hazardous atmospheric conditions in the airport terminal area * Detects changing winds to give early warning of hazardous conditions * Highly reliable and accurate	* Requires tall towers to be installed 8-12 miles away from airport, which are expensive and often encounter resistance from residential communities

SOCRATES Wake Vortex Runway Monitor

     Our initial focus on SOCRATES is development of the SOCRATES wake vortex runway monitor to detect, locate and track wake vortex turbulence. The monitor will include a laser transmitter and receiver, a reflector and special computer electronics designed to translate changes in laser transmissions into data on the presence of wake vortex turbulence. The data from the monitor will be the key element in a wake vortex advisory system to be used by air traffic controllers in establishing safe separation between successive arriving or departing aircraft.

     We expect the wake vortex runway monitor to assist pilots and air traffic controllers to determine more precisely when it is safe for a plane to land or take off. This may enable the FAA to decrease aircraft separation standards, thereby increasing airport capacity, reducing flying time and saving money. This system also would increase safety in instances where a standard separation may not have given sufficient time for a wake vortex to dissipate. A "proof of principle" test of SOCRATES technology was conducted at JFK International Airport in May of 1998. Controlled testing of an expanded and improved technology, using the NASA Boeing 757 as the source aircraft, was carried out at Langley Air Force Base in December 2000. Building upon these two tests, we expect to develop and test the operational utility of the wake vortex runway monitor based on the technology in a series of tests at one or more major airports over the next several years. If and when development and testing are successfully completed and the system is approved by the FAA, we anticipate that the FAA will participate in facilitating the installation of wake vortex runway monitors at these and other major U.S. airports. Each airport will require a system customized for its particular runway layout and topography.

Wake Vortex Runway Monitor - Market Opportunity.

     We believe the FAA's substantial investment in addressing the problems associated with wake vortex turbulence and the Federal government's large recent appropriations for airport improvements indicate a growing need in the aviation industry for technologies that combat the wake vortex problem. The International Federation of Airline Pilots Associations (IFALPA), which represents over 100,000 pilots worldwide and is recognized as the global voice of pilots on both labor and aviation safety issues, officially supports the development of systems that can safely reduce the current wake vortex-related spacing requirements. Factors contributing to this high level of industry support include:

     *   Worldwide increase in airline traffic has caused back-ups and delays at active airports. These costly delays could be reduced if landings and take-offs were optimally spaced based on actual atmospheric conditions.

     *   Resistance to building additional runways to alleviate airport congestion. Airports do not want to bear the expense, which can run in the billions of dollars, and surrounding communities do not want to suffer the adverse environmental and aesthetic effects of adding runways.

     *   Expensive delays related to airplane spacing requirements. In March 2000, the Air Transport Association estimated that delays cost consumers and airlines approximately $5.2 billion in 1999.

     *   Public pressure on governmental agencies to promote aviation safety. Recent aviation catastrophes and near-disasters, especially those with unexplained or turbulence-related causes, have heightened public attention to air safety.

     We believe that major airports worldwide could substantially improve safety and reduce delays by installing the wake vortex runway monitor we are currently developing.

     An initial focus market for our wake vortex runway monitor will be airports with closely spaced parallel runways, such as the San Francisco, Anchorage, Newark, Boston Logan, Philadelphia, St. Louis and Los Angeles International Airports, as well as many other major airports in the U.S. and abroad. To improve safety and reduce delays, many of these airports are planning to adopt Simultaneous Offset Independent Approaches (SOIA), a new set of landing procedures for parallel runway airports that address the problems of wake vortex turbulence under heavy traffic and inclement weather conditions. We believe that our wake vortex runway monitor will be instrumental in helping airports to implement and follow SOIA procedures.

     The initial target market for our ground-based wake vortex runway monitor will include 100 of the busiest airports worldwide. We have projected the market size for a SOCRATES technology product at an estimated $1.5 billion. Our projections were based on, among other things: our assumption of successful product development and FAA certification; assessments and estimates we performed in early 2000 of the number of airports that would benefit from the implementation of systems or products based on this technology; a long term projection of the cost of manufacturing, installing and testing the SOCRATES system; and a projection of pricing. We estimated the price of a SOCRATES system at $10 to $20 million per airport installation. These projections are based on assumptions as to the cost and pricing of other aviation, navigation and safety technologies and products. These projections do not include any revenue from field service which we plan to provide if appropriate arrangements can be made with specific airports, aircraft manufacturers and owners, and the FAA. The projections also assume the availability of funding from the FAA to airports for purchase and installation of SOCRATES systems. While we hope the FAA and U.S. government will support such funding and installation of SOCRATES systems here and abroad, when and if it becomes operational, we do not have any commitment or assurance from the FAA or other branches of the U.S. government to support us in this regard. These projections have not been reviewed or validated by any third party. We have not updated and have no plans to update these projections.

Universal Collision Obviation and Reduced Near-Miss ("UNICORN") Technology and Product

     Our current Technical Director and Executive Vice-President conceived the UNICORN technology while employed at a company which merged with Advanced Acoustic Concepts, Inc., and in February 1998, we acquired all right, title and interest in the UNICORN technology from Advanced Acoustic Concepts, Inc. The purpose of the UNICORN technology is to provide inexpensive collision warning and ground proximity systems for small, private aircraft, business aircraft, and smaller regional and feeder line aircraft. We believe this product will offer important advantages over currently available alternatives. We anticipate a system based on this technology will utilize a unique arrangement of radar antennae to provide pilots with visual and aural warnings of approaching aircraft at a much lower cost than alternative systems. The UNICORN approach involves general aviation aircraft transmitting a radar signal that creates a minimum "sphere-of-safety" around the aircraft and selectively receives and determines the direction of any radar echo from potential threat aircraft entering that coverage. This differs from the current FAA Traffic Collision Avoidance System (T-CAS) that utilizes a radar transmitter located on the commercial aircraft it is intended to protect. Theoretically, for T-CAS to be truly effective, every potential large or small threat aircraft would be required to enhance its radar return by receiving, then amplifying and adding identification (when available), location and present movement information to a radar signal sent back as a transponder response to the commercial aircraft's interrogation. UNICORN works on the premise that once adequately alerted, the smaller aircraft would be better able to be directed in a sharp maneuver "out of harms way" than a larger, commercial aircraft.

     On September 13, 2002, the Company secured FAA approval for the FCC to issue an Experimental Radio Station Construction License facilitating UNICORN antenna experimentation in either an FAA allocated 5145 MHz frequency or a non-FAA allocated 3650-3700 MHz frequency band in any of three Eastern USA locations prior to August 30, 2005. Once prototypes have been developed and satisfactorily tested, the FAA Certification process is expected to take a protracted period of time before use anywhere in the domestic airspace of the continental USA and its outside states will be approved. Certification and approval to sell to the foreign general-aviation market is likely to take even longer.

UNICORN Market Opportunity

     Our target market for this product will be individual and corporate owners of smaller, general aviation aircrafts, which the FAA estimates numbered over 221,000 in the United States in 2000. Collision warning and ground proximity systems currently available for small aircraft are generally priced between $20,000 and $50,000 and as a result of their high price, have a very low penetration of the general aviation marketplace. We believe our UNICORN technology will enable us to utilize a simplified, more autonomous design to produce a system with similar capabilities to those of currently available alternatives at a substantially lower cost. Based on anticipated component and labor costs, we believe we can achieve a retail price for our UNICORN product of about $10,000 per unit.

     There are compelling safety reasons for the FAA to support the installation of collision warning and ground proximity systems in all general aviation aircraft in the near future. From 1989 through 1999, there were 21,380 aircraft accidents, many of them highly publicized. Very few of the aircraft involved in these accidents had collision warning and ground proximity systems installed.

DISTRIBUTION METHODS

     We believe that upon completion of research, development, testing and certification by the FAA, a SOCRATES wake vortex runway monitor will be able to penetrate the aviation industry due to the growing demand for cost-effective ways to streamline air travel, and the advantages of our technology over alternatives. Our strategies for selling SOCRATES and UNICORN based products to the commercial and general aviation markets will include:

     *   Close coordination with the FAA, which will provide oversight and support for the installation of SOCRATES systems in wake vortex advisory systems at United States airports and in commercial aircraft;

     *   Cooperating with airports to apply for the allocation of airport improvement grants;

     *   Targeting the 100 busiest airports in the world with a campaign including informational seminars and direct marketing;

     *   Publicizing the advantages of the SOCRATES wake vortex runway monitor in promoting advanced air safety and airport productivity to members of Congress, aircraft manufacturers, commercial airlines and air travel industry trade groups;

     *   Forming relationships with established distributor networks for general aviation avionics (electronics used in general aviation aircraft) in order to penetrate the retrofit market for our UNICORN products; and

     *   Building a market for the installation of UNICORN products in new general aviation planes by forming alliances with small plane manufacturers such as Cessna, Gulfstream, Lear and Piper.

POTENTIAL NEW PRODUCT DEVELOPMENT

     Airport Area Weather Hazard Surveillance System. An expansion of SOCRATES technology that will enable the detection, location and tracking of other types of weather hazards such as clear air turbulence, windshear and microbursts, in addition to airplane wake vortices. We will need to perform significant additional research, development and testing of the SOCRATES technology to expand it to an all weather hazard area surveillance system.

     Airborne En-Route Turbulence Warning System. This product will utilize SOCRATES technology in an aircraft-based system for detecting dangerous air turbulence throughout a flight. To develop this system, we will need to study ways to use naturally occurring airborne particles that are present regardless of weather conditions, as reflectors for SOCRATES lasers. We also intend to develop models and computer software to interpret return signals, as well as pilot-friendly cockpit display and alerting systems. This system will require substantial additional R&D and testing to determine its commercial viability, which we estimate will cost in the range of $50 million. We therefore view it as a long-term development project and expect to focus primarily on our other products in the near future.

     Other Potential Products. We have begun preliminary exploration of the development of technology we refer to as GARSS (General Aviation Remote Screening System) which may have the potential to image and possible identify suspicious contents of privately operated aircraft (non-airline) prior to takeoff and the application of derivatives of our SOCRATES technology to the telecom industry.

     We have not yet initiated the requisite research and development on these concepts to date. These concepts will require substantial time and effort prior to practical application or commercialization and, at present, are not a primary focus of the Company. With respect to GARSS and SOCRATES applications to the telcom industry, our efforts have been very preliminary in nature, aimed primarily at determining whether patent protection is available for these concepts or specific applications thereof, whether licenses from third parties may be required for development and application, and whether there is the possibility of obtaining funding from the government or third parties for research and development of these concepts.

COMPETITION

     The aviation and airport safety business is very competitive. We expect competition to intensify as air travel and airport congestion continue to increase worldwide, and as public scrutiny of aviation safety heightens. Although we are not aware of any other company or organization developing technologies such as ours, it is possible that other industry participants could develop or improve their systems to achieve similar results. We may face competition from established companies in the aviation systems marketplace, which are currently providing or developing technologies and products such as Low Level Windshear Alert Systems, airborne and ground-based Doppler Radar, Lidar, Laser Doppler Velocimetry and Terminal Doppler Weather Radar. These companies include Allied Signal/Honeywell, Coherent Technologies, Northrop Equipment Corp., Raytheon Corp. and others.

     We believe our technologies offer many advantages over the products and technologies provided by these competitors, although further research, development, and testing are needed to complete our products and make them operational. See "RISK FACTORS - Our Success Depends on Our Successful Product Development and Testing". We believe that once our products are operational these advantages position us to capture a large share of the market for a ground-based wake vortex runway monitor. We believe the advantages of a wake vortex runway monitor based on our SOCRATES technology include:

     *   Greater reliability in foggy or cloudy weather conditions that often impede lidar-based systems;

     *   Superior accuracy, even for small disturbances other systems often miss;

     *   Earlier warning of potential hazards;

     *   No need for large atmospheric particles to detect disturbances; and

     *   Greater cost-effectiveness and easier implementation.

     Our ability to compete successfully in the market for air safety products will depend on our success in:

     *   Completing on a timely basis the research and development, prototyping, testing and production of our SOCRATES and UNICORN-based products;

     *   Marketing and selling our products to airports, airlines and manufacturers and owners of general aviation aircraft;

     *   Promoting awareness and acceptance of our products among members of Congress and other government officials, aircraft manufacturers, commercial airlines and air travel industry trade groups; and

     *   Developing and/or acquiring additional technologies and products to meet the changing needs of the aviation industry.

     Many of our potential competitors have longer operating histories, greater name and brand recognition and substantially greater financial, technical, marketing, management, service, support and other resources than we do. Therefore, they may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements. We cannot assure you that we will be able to compete successfully against current or future competitors or that the competitive pressures faced by us will not materially and adversely affect our business, operating results and financial condition. See "RISK FACTORS - We May Face Significant Competition From Other Companies."

RELIANCE ON GOVERNMENT FOR RESEARCH AND DEVELOPMENT FUNDING

     Other than a $2.0 million private placement in November 2000 and a $1.7 million private placement that closed on September 1, 2002, our funding for the R&D of SOCRATES technology has and is expected to continue to come from appropriations of the Federal government. To date, these appropriations have been earmarked by Congress, but not requested by Federal agencies, such as FAA and NASA, which are responsible for funding, monitoring and administering the development of technology to enhance airport and airline safety.

     In October 2001, without notice to, or opportunity for prior review by FSTO, the Volpe Center of the United States Department of Transportation ("Volpe") circulated a draft report which recommended curtailing further government expenditure on SOCRATES due to a high risk assessment of achieving operational feasibility. FSTO only learned of this negative report in March 2002 and, together with its major subcontractor, Lockheed Martin, has vigorously disputed and extensively discussed its assertions with Volpe and NASA. As a result of these discussions, Volpe did not issue a final report and Volpe and NASA requested and we submitted a proposal for approximately $2.2 million of additional research and development for FSTO to continue related work with an immediate objective of better characterizing the wake acoustics and background noise. A formal request to FSTO for price quotation was issued by Volpe on August 21, 2002. FSTO submitted its cost proposal on October 9, 2002. On November 20, 2002, Volpe approved and funded a work order in the amount of $1,229,650 for the first phase of this proposal and is currently processing an increase in the contract ceiling in order to fund the balance of the proposal.

     The Federal government may hold, reduce or eliminate future funding for R&D of SOCRATES as a result of a reduction in support or opposition from supervising agencies, changes in budgetary priorities or decisions to fund competing systems. If this occurs, it will reduce our resources available for R&D of our proprietary technologies, new products or enhancements to SOCRATES or UNICORN and to market our products. Reduction of funding from the Federal government could delay achievement of or increases in profitability, create a substantial strain on our liquidity, resources and product development, and have a material adverse affect on the progress of our R&D and our financial condition.

OUR INTELLECTUAL PROPERTY AND TECHNOLOGY

     Our intellectual property is critical to our success. We will rely on a combination of patent protection, trademark protection, trade secret protection, copyright protection and confidentiality agreements to protect our intellectual property rights. We have received United States patents on our SOCRATES technology (US 6,034,760 A) and UNICORN technology (US 6,211,808 B1) with the United States Office of Patents and Trademarks. We also may apply to federally register various copyrights in our software and documentation with the United States Copyright Office and abroad.

     Our SOCRATES patent, includes two fundamental claims: a method claim and an apparatus claim. The method claim covers a laser device that produces an optical beam, directs that beam into the atmosphere and measures the effect of sound waves on the beam as an indicator of hazardous weather conditions that have produced those sound waves in the atmosphere. The apparatus claim covers the apparatus for performing the method claim. Both of these claims cover systems which are mounted either directly on the front of an aircraft or on the ground adjacent to a runway. Our patent attorney has filed corresponding patent applications, based upon the SOCRATES United States application, in Canada, Japan, China, Israel, India, Australia and New Zealand, and throughout the United Kingdom and Europe. Our contract with the Federal Government expressly preserves our exclusive rights to the SOCRATES technology.

     Our UNICORN patent includes a method claim and apparatus claim: the method claim covers a collision avoidance system for use in a configuration comprising an antenna built around a dielectric substrate formed into at least part of a sphere and subdivided into a plurality of sectors each having tall but their microwave transmitting/receiving face infused with a conducting material forming the wave-guiding surfaces of a microwave horn. Then, a plurality of such microwave horns is re-assembled into a spherical or flattened (oblate) spherical microwave antenna which may be subdivided into hemispherical equivalents for installation as two radar sub-apertures respectively mounted on top and below an aircraft for providing collision, ground-proximity and terrain avoidance warnings to it pilot. A plurality of such microwave horns is combined through a corresponding plurality of microwave transmitter/receiver switches in order to transmit omni-directional radar pulses for creating a "sphere-of-safety" around an aircraft. Reciprocally it, then, selectively uses each microwave horn as a way of determining the direction of any received radar echo from another close-by aircraft or the ground below or terrain ahead that poses a potential threat within that coverage. The apparatus claim covers the apparatus for performing the method claim. This apparatus non-inclusively embraces the microwave antenna, its switches, local oscillator and mixing diodes, and electronic equipment that provides a "sing-around" logic controlling the transmit/receive cycling enabling the measurement of radial range and range rate. These measurements are used (under a tau-criterion) to estimate the degree-of-danger posed by any single encounter of a potential threat based upon its predicted and displayed/alarm-triggering elapse time to the closest-point-of-approach; while also controlling the multiplexing of these functions between up to several almost simultaneous potential threat encounters. Both of these claims cover any UNICORN system whose antenna may be fabricated in an equivalent way and subdivided for low drag-profile mounting above and below the fuselage of an aircraft to be so protected.

     We can give no assurance that the steps we have taken or intend to take with regard to patenting our technologies will be adequate to defend and prevent misappropriation of our technology, including the possibility of reverse engineering and the possibility that potential competitors will independently develop technologies that are substantially equivalent or superior to our technology. See "RISK FACTORS - Our Success Depends on Our Ability to Protect Our Proprietary Technology."

GOVERNMENT APPROVAL AND REGULATIONS

     The airport and airline industry is subject to extensive government oversight and regulation. As part of that industry and as a result of receiving funding from the Federal government, our business and operations are subject to numerous government laws and regulations. In the near term, and for so long as we receive funding from the Federal government, we will be subject to many procurement and accounting rules and regulations of the Federal government. FSTO is also subject to periodic audits by the Defense Contract Audit Agency. To date, FSTO has incurred four audits by DCAA and reports have been issued to our government customer which have stated that FSTO is performing in full accordance with Federal Acquisitions Regulations. These rules and regulations are complex in nature and sometimes difficult to interpret or apply. Adherence to these rules is reviewed by participating agencies of the Federal government. If such agencies suspect or believe that violations of procurement or accounting rules and regulations have occurred, they may refer such matters to other enforcement divisions of the Federal government, such as the U.S. Attorney's Office or the Inspector General's office. If we violate these rules and regulations, we may have to pay fines and penalties or, in severe cases, could be terminated from receiving further funding from the Federal government. If we market, sell and install our products in foreign countries, the laws, rules and regulations of those countries, as well as certain laws of the United States, will apply to us. Existing, as well as new laws and regulations of the United States and foreign countries, could adversely affect our business.

EMPLOYEES

     As of January 27, 2003, we had five full time and two part time employees. All our present employees are shareholders and four are officers and/or directors.

     The business and future success of the Company and FSTO are subject to many risks. Some of the general and specific risks to which our business is subject are contained in the section of this Form SB-2 entitled "Risk Factors" which should be read with care.

Management's Discussion and Analysis of Financial Condition

and Results of Operation

Results of Operations

     As indicated in its 2001 annual report, from its inception on May 21, 2001 to the end of its first fiscal year on December 31, 2001, the Company generated $5,485 in revenues and incurred operating expenses of $25,354. As indicated in its final quarterly report for the six months ended June 30, 2002, the Company realized revenues of approximately $1,293 while its expenses increased to $54,755. Thereafter, the Company generated no additional revenues from providing staffing and production services and discontinued these activities as of closing of the Share Exchange. Since the September 1, 2002 closing of the Share Exchange, the sole activities of the Company have reflected those carried on by its subsidiary, FSTO.

     The first full fiscal year for which the Company's subsidiary, FSTO, audited financial statements were prepared ended on May 31, 1998. FSTO is also subject to periodic audits by the Defense Contract Audit Agency. To date, FSTO has incurred four audits by DCAA and reports have been issued to our government customer which have stated that FSTO is performing in full accordance with Federal Acquisitions Regulations.

     As a result of the Share Exchange, the Company changed its fiscal year from December 31 to the same fiscal year of FSTO, i.e. May 31. The section of this SB-2 entitled "Financial Statements" contains audited financial statements of FSTO for its fiscal years ending May 31, 2002 and 2001; FST and subsidiary consolidated unaudited financial statements for the three month and six month period ending November 30, 2002 and 2001; and audited financial statements for Reel Staff, Inc. for its fiscal year ending December 31, 2001.

     Since its inception in 1997, FSTO operations have been funded by U.S. Congressional earmarked appropriations resulting in two sole source contracts with agencies of the Federal government for research, development and testing of SOCRATES technology, a private placement of preferred stock that raised approximately $1.5 million of net cash proceeds in November of 2000 (the "FSTO Private Placement"), and a private placement that netted $1,529,643 to us in September, 2002 (the "Company Private Placement").

     Our contracts with the Federal government are funded when, as, and if the supervising federal agencies approve a statement of work and specific task orders under the statement of work. When funded, the federal contracts cover FSTO's direct costs and costs of operations, including overhead and general and administrative, plus a fee negotiated as a percentage of such costs. Certain costs, such as lobbying, product development and business development expenses, which are not allowable under these contracts, R&D costs FSTO incurs over certain cost caps set by the U.S. government, or costs incurred between contract fundings (collectively hereinafter referred to as "Non-contract Costs"), are not reimbursable under our government contracts and have been funded primarily by proceeds of two private equity placements.

     The U.S. Congress has provided earmarked appropriations for the development and testing of FSTO detection technology since 1997. The appropriations to FAA totaled $9.6 million in fiscal years 1997 through 2000; and the National Aeronautics and Space Administration (NASA) appropriations totaled $9 million in fiscal years 2000 through 2002. From these amounts, an aggregate of approximately $6.9 million of contract revenue has been paid to FSTO over that period under two sole source contracts for research and development of its SOCRATES technology and constituted its only revenues.

     In October 2001, without notice to, or opportunity for prior review by FSTO, the Volpe Center of the United States Department of Transportation ("Volpe") circulated a draft report which recommended curtailing further government expenditure on SOCRATES due to a high risk assessment of achieving operational feasibility. FSTO only learned of this negative report in March 2002 and, together with its major subcontractor, Lockheed Martin, has vigorously disputed and extensively discussed its assertions with Volpe. As a result of these discussions, Volpe did not issue a final report and Volpe and NASA requested and we submitted a proposal for approximately $2.2 million of additional research and development for FSTO to continue related work with an immediate objective of better characterizing the wake acoustics and background noise. A formal request to FSTO for price quotation was issued by Volpe on August 21, 2002. FSTO submitted its cost proposal on October 9, 2002. On November 20, 2002, Volpe approved and funded a work order in the amount of $1,229,650 for Phase I of this proposal and as of this filing is reviewing the balance of the proposal.

     The Federal government may hold, reduce or eliminate future funding for R&D of SOCRATES as a result of a reduction in support or opposition from supervising agencies, changes in budgetary priorities or decisions to fund competing systems. If this occurs, it will reduce our resources available for R&D of our proprietary technologies, new products or enhancements to SOCRATES or UNICORN and to market our products. Reduction of funding from the Federal government could delay achievement of or increases in profitability, create a substantial strain on our liquidity, resources and product development, and have a material adverse affect on the progress of our R&D and our financial condition.

     FSTO has experienced significant fluctuations in its Net Income since its inception in 1997. The net (loss) for fiscal year 2002 of <$809,100> compares unfavorably to the net (loss) of <$521,951> in fiscal year 2001. Net Losses have further increased and as of November 30, 2002 were <$563,821>. FST's loss for fiscal year 2002 and for fiscal year 2003 to date was caused primarily by the eleven month delay in government contract funding for SOCRATES research and development.

Financial Analysis of Operations

     Revenues. To date, FSTO revenues consist entirely of revenues earned from its two SOCRATES technology research and development contracts with the Federal government. Revenues under FSTO's government contracts are booked as contract sales when earned. Contract sales for fiscal year 2002 were $490,031 compared to $1,564,493 for fiscal year 2001 and $1,935,535 for fiscal year 2000. This significant decrease in fiscal year 2002 was due to a delay in funding under our Federal government contract between December 1, 2001 and November 19, 2002.

     Direct Contract Costs. Subcontractor, consultant and direct labor expenses comprise our direct contract costs. Direct contract costs account for 35% of fiscal year 2002 total costs as compared to 52% and 74% respectively, in fiscal years 2001 and 2000. This significant decrease is due to a delay in funding under our current Federal government contract from December 1, 2001 through November 19, 2002. We resumed work on our SOCRATES government contract on November 20, 2002. Direct contract costs were $24,090 for the three month period ending November 30, 2002 compared to $181,967 for the three month period ending November 30, 2001. For the six months ending November 30, 2002, direct contract costs of $24,090 compare to $437,825 of such costs for the six months ending November 30, 2001. Again, in each case, this significant decrease in direct contract costs is due to the eleven month delay in funding under our current government contract.

     When our government contract is funded, changes in direct costs do not generally impact our operating income because each contract covers its own direct costs. However, during periods when our government contract is not funded, any such costs we may incur are not reimbursable and must be funded from our own resources.

Operating Expenses. Government contractors are required to categorize operating expenses as overhead expenses or general and administrative expenses. These two indirect "cost pools" are then divided by their appropriate "direct cost base" combinations of direct contract cost, which determines the contractors overhead and general and administrative rates. These rates are subject to ceilings established with each government contract, which currently are set at 70% for overhead and 20% for general and administrative. Our historical rates are shown below.

	For Year Ended 5-31-00	For Year Ended 5-31-01	For Year Ended 5-31-02
Overhead Rates General and Admin. Rates	70% 20%	72% 29%	73% 67%

     The above rates for each of the previous fiscal year ends include only allowable operating expenses and have fluctuated over time. We believe these rates will improve and approach our current rate ceilings of 70% for overhead and 20% for general administration during the second half of fiscal year 2003.

     Non-contract Costs include: 1) expenses considered unallowable per (FAR) Federal Acquisition Regulations, such as lobbying and financing costs, 2) over ceiling expenses, or 3) operating expenses incurred during periods without government contract funding. These Non-contract Costs are not reimbursable under our Federal government contracts and must be paid from other sources, primarily proceeds from the private placement of our equity securities to date. To date, Non-contract Costs have been the primary use of this source of liquidity and have had a significant impact on our operating loss and liquidity for FY 2002 and 2003 to date. Non-contract Costs are detailed below:

	For the 3 Months Ending (Unaudited)
	11-30-02	11-30-01
Unallowable Expenses (3) & (4) Over-ceiling Expenses Operating Expenses During Unfunded Period 9-1-02 / 11-19-02	$115,937 7,263 193,008	$73,205 85,961 0

Total	$316,208	$159,166

	For the 6 Months Ending (Unaudited)
	11-30-02	11-30-01
Unallowable Expenses (1) & (2) Over-ceiling Expenses Operating Expenses During Unfunded Period 6-1-02 / 11-19-02	$172,203 7,263 390,160	$103,612 140,942 0

Total	$569,626	$244,554

Note:
(1)   Includes $12,276 of stock based compensation expense for the 6 months-ended 11-30-02.
(2)   Includes $32,250 of stock based compensation expense for the 6 months-ended 11-30-01.
(3)   Includes $6,138 of stock based compensation expense for the 3 months-ended 11-30-02.
(4)   Includes $32,250 of stock based compensation expense for the 3 months-ended 11-30-01.

Unallowable Expenses for the three and six month periods ending November 30, 2002, increased over those ending in 2001 because of increase in lobbying and shareholder relations expenses. Over-ceiling Expenses decreased during the respective periods in 2002 compared to 2001 because our government contract was unfunded during those periods in 2002, as opposed to funded during those periods in 2001. Operating Expenses During Unfunded Period increased for the three and six month periods ending November 30, 2002 over those ending November 30, 2001 because our government contract was unfunded for those periods in 2002 and funded for those periods in 2001.

Liquidity and Capital Resources

     Our sources of liquidity, which we define as our ability to generate cash to fund our operations, are primarily provided by revenue from our government contracts, proceeds from the sale of our equity securities, and a $200,000 line of credit, which we use from time to time.

     As of November 20, 2002 our current contract funding was $1,229,650. As of November 30, 2002 and November 30, 2001, our unrestricted cash was, respectively, $1,186,679 and $612,821. The increase in unrestricted cash on hand as of November 30, 2002 over November 30, 2001 is attributable to closing on September 1, 2002, in conjunction with the Share Exchange, a $1.7 million private placement of 850,000 shares of common stock of the Company that netted $1,529,643 of proceeds to us, less the operating losses for the period from December 1, 2001 to November 19, 2002, the period without government contract funding.

     As of November 30, 2002, we had total current liabilities of $273,110 compared to $297,419 of such liabilities as of May 31, 2002. We used proceeds from the aforementioned private placement to pay off our line of credit. Thus, as of November 30, 2002, no sums were outstanding under our line of credit, compared to an outstanding balance of $90,000 on May 31, 2002.

     With contract funding commencing on or about November 20, 2002, we anticipate that our contract balance of $1,229,650, plus additional funding of approximately $1,000,000 for Phase 2 of our proposal to the FAA, will fund our direct contract costs and allowable operating expenses until approximately November 30, 2003. During this period, we have budgeted and expect to incur approximately $650,000 in Non-contract Costs. Assuming we operate within budget, as to which we can make no guaranty or assurance, at the end of such time, our available cash should be approximately $700,000.

     From time to time, we may consider and execute strategic investments, acquisitions, or other transactions that we believe could benefit us and could require use of some or all of our liquidity. To facilitate such transactions and enhance our liquidity position for these and other purposes, such as working capital for research and development, we also may conduct from time to time various types of equity offerings, including, but not limited to, public or private offerings of common or preferred stock based on a negotiated fixed share value, or floating market price of our publicly traded shares. If we encounter delays in, or are unable to procure, contract funding for Phase 2 from the Federal government for research development and testing of SOCRATES technology, incur costs over budget, or make a strategic investment, our cash resources will be reduced more rapidly than we presently anticipate. In such event, we may need to obtain additional capital to maintain operations. There can be no guaranty or assurance of our future ability to obtain capital for any of the foregoing purposes and, if obtained, the terms and conditions of such capital may dilute our present shareholders' ownership.

Description of Property

     At the present time, we do not own any real property. Our primary office (approximately 1000 square feet) is located at 28 Cottrell Street, Mystic, Connecticut 06355 which is leased from the Mystic Fire District on a yearly basis at an annual rate of eighteen thousand six hundred dollars ($18,600).

     FSTO owns two U.S. patents for technologies invented by Mr. Frank Rees, our Technical Director and Executive Vice President. The patents are for FSTO's SOCRATES technology (US 6,034,760 A) and its UNICORN technology (US 6,211,808 B1). Each of these patents have been assigned to FSTO by the inventor. There are also overseas patent applications currently pending for each of these technologies. For further information on the use and status of these patents, please refer to the section entitled Description of Business and also Note 4 to the Financial Statements for the years ended May 31, 2002 and 2001.

Certain Relationships and Related Transactions

     For a description of employment contracts with executive officers, please refer to the section entitled Executive Compensation - Employment Contracts.

     The Company recently approved a consulting contract in the amount of six thousand dollars ($6,000) per month between FSTO and The Kemper Co. L.L.C. which is owned by the Company's director Mr. Jackson Kemper.

Market for Common Equity and Related Stockholder Matters

Market Information

     On January 14, 2002, the Company's Common Stock became effective on the NASD Over-the-Counter Bulletin Board (OTC: BB) under the symbol RELS. No reported trades of the stock on the OTC: BB occurred prior to July 21, 2002. Effective September 6, 2002, the symbol changed to FLST. The following chart shows the high and low closing price of the Common Stock for each fiscal quarter since public trading started:

Fiscal Quarter Ended 8/31/02 11/30/02	High $3.50 $2.30	Low $1.75 $1.41

     The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Holders

     As of November 25, 2002, the Company has approximately 14,757,104 shares of $0.001 par value common stock issued and outstanding held by 342 shareholders of record.

Dividends

     The Company has never declared or paid any cash dividends on its common stock. For the foreseeable future, the Company intends to retain any earnings to finance the development and expansion of its business, and it does not anticipate paying any cash dividends on its common stock. Any future determination to pay dividends will be at the discretion of the board of directors and will be dependent upon then existing conditions, including Company's financial condition and results of operations, capital requirements, contractual restrictions, business prospects, and other factors that the board of directors considers relevant.

LEGAL MATTERS

     Certain legal matters, including the legality of the issuance of the shares of common stock offered herein, are being passed upon for us by our counsel, Tobin, Carberry, O'Malley, Riley & Selinger, P.C., 43 Broad Street, New London, Connecticut 06320.

EXPERTS

     The financial statements of Flight Safety Technologies, Inc. and its subsidiary, as of November 30, 2002, have been included herein and in the registration statement in reliance upon the report of Kostin, Ruffkess & Company LLC, independent certified public accountants, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We file reports, registration statements and other documents with the Securities and Exchange Commission. The registration statement of which this prospectus is a part contains additional relevant information about us and our common stock, and you should refer to the registration statement and its exhibits to read that information. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document.

     You may read and copy the registration statement, the related exhibits and our other filings with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You also may request copies of those documents at prescribed rates by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The site's address is http://www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

     The financial statement information for the fiscal years ended May 31, 2002 and 2001 reflects the financial information of the wholly-owned subsidiary only, since the wholly-owned subsidiary represents the operating entity of the Company and was not consolidated with the Company's financials until the quarter ended November 30, 2002.

     The financial statement information for the three and six months ended November 30, 2002 and 2001 reflects the consolidated financial information of Flight Safety Technologies, Inc., a Nevada corporation (the "Company") and its wholly-owned subsidiary, Flight Safety Technologies Operating, Inc., a Delaware corporation.

Financial Statements

(a)     Audited statements of FSTO for fiscal years ending May 31, 2002 and 2001.

To The Board of Directors
Flight Safety Technologies, Inc.

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheets of Flight Safety Technologies, Inc. as of May 31, 2002 and 2001, and the related statements of operations, changes in stockholder's equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Flight Safety Technologies, Inc. as of May 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Kostin, Ruffkess & Company LLC

Kostin, Ruffkess & Company LLC Farmington, Connecticut October 17, 2002

FLIGHT SAFETY TECHNOLOGIES, INC.
Balance Sheets
May 31, 2002 and 2001
Assets	2002	2001
Current assets:
Cash	$277,870	$841,684
Restricted cash	200,000	200,000
Contract receivables	---	248,808
Other receivables	55,302	201,898
Costs in excess of billings and estimated earnings on uncompleted contracts	--	12,620
Other current assets	10,612	14,025
Notes receivable officers, current portion	17,400	29,400

Total current assets	561,184	1,548,435
Property and equipment, net of accumulated depreciation of $89,099 and $51,620, respectively	158,349	187,861
Notes receivable officers, net of current portion	--	14,250
Intangible assets, net of accumulated amortization of $14,090 and $7,062, respectively	105,582	73,686

	$825,115	$1,824,232

Liabilities and Stockholders' Equity
Current liabilities:
Line of credit	$90,000	$105,000
Accounts payable	68,462	250,082
Accrued expenses	138,957	156,876

Total current liabilities	297,419	511,958

Stockholders' equity:
Series A convertible preferred stock, $0.01 par value, 5,000,000 shares authorized, 606,343 issued and outstanding (liquidation preference of $2,000,932)	6,063	6,063
Common stock, $0.01 par value, 10,000,000 shares authorized, 2,796,000 and 2,595,000 shares issued and outstanding	27,960	25,950
Additional paid-in capital	2,033,230	1,912,630
Unearned stock compensation	(98,088)	--
Accumulated deficit	(1,441,469)	(632,369)

	527,696	1,312,274

	$825,115	$1,824,232

The accompanying notes are an integral part of these financial statements.

FLIGHT SAFETY TECHNOLOGIES, INC.
Statements of Operations
For The Years Ended May 31, 2002 and 2001

	2002	2001
Contract revenues	$490,031	$1,564,493

Costs and expenses:
Costs of revenues	460,244	1,088,972
Research and development	45,511	61,003
Selling, general and administrative	762,897	912,618
Depreciation and amortization	44,507	52,634

	1,313,159	2,115,227

Loss from operations	(823,128)	(550,734)

Other income (expense):
Interest income	20,892	40,817
Interest expense	(6,864)	(7,349)

	14,028	33,468

Loss before provision for income taxes	(809,100)	(517,266)
Provision for income taxes	--	4,685

Net loss	$(809,100)	$(521,951)

The accompanying notes are an integral part of these financial statements.

FLIGHT SAFETY TECHNOLOGIES Statements of Changes in Stockholders Equity (Deficit) For The Years Ended May 31, 2002 and 2001
	Common Stock		Convertible Redeemable Preferred Stock		Additional Paid-In Capital	Unearned Stock Compensation	Accumulated Deficit	Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at May 31, 2000	2,595,000	$ 25,950	--	--	$ 52,900	$ --	$ (110,418)	$ (31,568)
Issuance of preferred stock	--	--	606,343	$ 6,063	1,402,515	--	--	1,408,578
Unearned stock compensation	--	--	--	--	64,250	--	--	64,250
Amortization of unearned stock compensation	--	--	--	--	--	--	--	--
Issuance of warrants	--	--	--	--	392,965	--	--	392,965
Net loss	--	--	--	--	--	--	(521,951)	(521,951)

Balance at May 31, 2001	2,595,000	25,950	606,343	6,063	1,912,630	--	(632,369)	1,312,274
Issuance of common stock	201,000	2,010	--	--	22,512	--	--	24,522
Unearned stock compensation	--	--	--	--	98,088	(98,088)	--	--
Net loss	--	--	--	--	--	--	(809,100)	(809,100)

Balance at May 31, 2002	2,796,000	$ 27,960	606,343	$ 6,063	$ 2,033,230	$ (98,088)	$(1,441,469)	$ 527,696

The accompanying notes are an integral part of these financial statements.

FLIGHT SAFETY TECHNOLOGIES, INC.
Statements of Cash Flows
For The Years Ended May 31, 2002 and 2001
	2002	2001
Cash flows from operating activities:
Net loss	$(809,100)	$(521,951)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	44,507	52,634
Non-cash compensation - common stock	24,522	301,384
Decrease in deferred tax asset	--	10,309
Changes in operating assets and liabilities:
(Increase) decrease in contract receivables	248,808	(95,922)
(Increase) decrease in other receivables	146,596	(118,889)
Decrease in other current assets and other assets	3,413	18,358
Decrease in accounts payable and accrued expense	(199,539)	(230,199)
Decrease in due to stockholder	--	(4,658)
Increase in costs in excess of billings and estimated earnings on uncompleted contracts	12,620	--

Net cash used in operating activities	(528,173)	(588,934)

Cash flows from investing activities:
Purchases of property and equipment	(7,967)	(112,120)
Payments for patents and other costs	(38,924)	(49,206)

Net cash used in investing activities	(46,891)	(161,326)

Cash flows from financing activities:
Loans to officers	--	(57,500)
Proceeds from repayment of loans to officers	26,250	13,850
Payments on note payable	--	(91,149)
Net proceeds (payment)/line of credit	(15,000)	105,000
Restricted cash	--	(200,000)
Proceeds from issuance of preferred stock and warrants, net of costs	--	1,564,409

Net cash provided by financing activities	11,250	1,334,610

Net increase (decrease) in cash and cash equivalents	(563,814)	584,350
Cash and cash equivalents at beginning of year	841,684	257,334

Cash and cash equivalents at end of year	$277,870	$841,684

Supplemental disclosures of cash flow information:
Cash paid during the year for
Income taxes refunds	$6,611	$--
Interest	6,684	9,311

The accompanying notes are an integral part of these financial statements

FLIGHT SAFETY TECHNOLOGIES, INC.
Notes To The Financial Statements
For The Years Ended May 31, 2002 and 2001

Note 1 - Summary of Significant Accounting Policies:

Significant accounting policies followed by Flight Safety Technologies, Inc. (the Company) in determining financial position and the results of operations are as follows:

Nature of Business

Flight Safety Technologies, Inc. (the Company) is engaged in the development of two proprietary sensor technologies: Projects SOCRATES and UNICORN.

Project SOCRATES (Sensor for Optically Characterizing Ring-eddy Atmospheric Turbulence Emanating Sound) is designed to detect clear air turbulence, microbursts and aircraft generated vortices which result in hazardous conditions to safe air travel.

Project UNICORN (Universal Collision Obviation and Reduced Near-Miss) is a technology that is being designed based upon an arrangement of radar which gives both visual and audible warning indication of approaching aircraft to pilots.

On May 29, 1997, the Company was awarded a contract in the amount of $1,326,335, sponsored by the Federal Aviation Administration (FAA), to commence the development and "Proof-of-Principle" of Project Socrates. During the period February 22, 1998 through May 31, 2000, the FAA had added seven modifications to this contract totaling $1,664,821.

The total funding appropriated by Congress for Project SOCRATES in fiscal years 1997 and 1998 was $4,589,000, with an additional $4,927,898 awarded on August 27, 1999 for Phase II of Project SOCRATES. Each task order in Phase II must be approved individually. As of May 31, 2002, seven task orders have been approved totaling $3,820,380.

The Company's Federal contract, with modifications, was issued and is managed by The Volpe National Transportation Systems Center, an agency of the U.S. Department of Transportation. The Company submits, and receives payment on, monthly invoices, which represent progress payments covering the Company's total direct and indirect costs on the project.

The Company's primary office is in Mystic, Connecticut, and it also has offices in Baltimore, Maryland, and Chicago, Illinois. In addition to its full-time employees, the Company is further supported by a team of consultants and subcontractors, including Lockheed Martin Corporation, with whom the Company has a long-term Teaming Agreement, Engineering Technology Center, Sonetech Corp. and Aviation Navigation and Satellite Programs, Inc.

Restricted Cash

Restricted cash represents collateral for the Company's line of credit agreement.

FLIGHT SAFETY TECHNOLOGIES, INC.
Notes To The Financial Statements
For The Years Ended May 31, 2002 and 2001

Note 1 - Summary of Significant Accounting Policies: (Continued)

Property and Equipment

Depreciation of property and equipment is provided using the straight-line method over estimated useful lives of five years. Expenditures for major renewals and betterments, which extend the useful lives of property and equipment, are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Income Taxes

Deferred taxes arise from differences in recording depreciation, amortization and net operating loss carryforwards for financial statement and tax purposes.

Off Balance Sheet Risk

The Company had amounts in excess of $100,000 in a single bank during the year. Amounts over $100,000 are not covered by the Federal Deposit Insurance Corporation.

Statements of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and short-term investments maturing within ninety days.

Intangible Assets

Intangible assets consist of patent costs associated with Project SOCRATES and UNICORN. Patents are being amortized using the straight-line method over a period of seventeen years.

Research and Development

Company sponsored research and development costs, including proposal costs and unreimbursed expenditures for developmental activities are charged against income in the year incurred.

FLIGHT SAFETY TECHNOLOGIES, INC.
Notes To The Financial Statements
For The Years Ended May 31, 2002 and 2001

Note 1 - Summary of Significant Accounting Policies: (Continued)

Revenue and Cost Recognition

The Company recognizes income from contracts under the percentage of completion method of accounting for financial reporting purposes. Revenues are measured by the ratio of the costs incurred to date divided by the estimated total costs for each contract. Contracting costs include all direct material, labor and subcontracting costs. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Revenue related to claims is recorded at the lesser of actual costs incurred or the amount expected to realized.

The asset, "costs and estimated earnings in excess of billings on uncompleted contracts", represents revenues recognized in excess of amounts billed. The liability, "billings in excess of costs and estimated earnings on uncompleted contracts", represents billings in excess of revenues recognized.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Concentration of credit risk exists with the respect to contract receivables. This risk is mitigated by the fact that these receivables are with the United States Government.

Stock Compensation

The Company applies Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its stock awards, and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"). Under APB 25, compensation expense is recognized over the vesting period to the extent that the fair market value of the underlying stock on the date of the grant exceeds the exercise price of the employee stock award.

FLIGHT SAFETY TECHNOLOGIES, INC.
Notes To The Financial Statements
For The Years Ended May 31, 2002 and 2001

Note 1 - Summary of Significant Accounting Policies: (Continued)

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services". All transactions in which services are received for issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty's performance is complete or the date on which it is probable that performance will occur.

Note 2 - Contract Receivables and Other Receivables:

At May 31, accounts receivable consisted of the following:

	2002	2001
U.S. Government:
Amounts billed	$--	$248,808
Amounts not billed	55,302	201,898

	$55,302	$450,706

Note 3 - Property and Equipment:

Property and equipment are summarized by major classifications as follows:

	2002	2001
Machinery and equipment	$238,871	$235,981
Furniture and fixtures	8,577	3,500

	247,448	239,481
Less: accumulated depreciation	89,099	51,620

	$158,349	$187,861

Depreciation expense for the years ended May 31, 2002 and 2001 was $37,479 and $48,693, respectively.

FLIGHT SAFETY TECHNOLOGIES, INC.
Notes To The Financial Statements
For The Years Ended May 31, 2002 and 2001

Note 4 - Intangible Assets:

The gross patent costs as of May 31, 2002 and 2001 were $119,672 and $80,748, respectively. Related accumulated amortization was $14,090 and $7,062, respectively. Amortization expense for the years ended May 31, 2002 and 2001 was $7,028 and $4,737, respectively. Amortization expense for the next five years is expected to be $7,028 per year.

Note 5 - Line of Credit:

The Company maintains a revolving line of credit with the bank which permits borrowing up to $200,000, bearing interest at the prime rate (4.75% at May 31, 2002). The line is secured by a bank account with the bank in the amount of $200,000.

Note 6 - Stockholders' Equity:

Convertible Preferred Stock

In November 2000, the Company issued 606,343 shares of Series A Convertible Preferred Stock ("Series A Preferred Stock") at $3.30 per share for gross cash proceeds of $2,000,931, less issuance costs of $592,353, resulting in net proceeds of $1,408,578. Pursuant to the agreement, the Company also issued warrants to purchase 121,269 shares of common stock at $3.30 as part consideration for underwriter's commission. The warrants are immediately exercisable. The fair value of these warrants, $155,831, is included in the total issuance costs of $592,353.

Conversion

Each Series A Preferred Share may be converted, at the option of the holder, at any time after the date of issuance of such share into such number of fully paid and non-assessable common shares as determined by dividing $3.30 by the Series A conversion price ($3.30 at May 31, 2002) in effect on the date the certificate is surrendered for conversion.

Liquidation

In the event of any voluntary or involuntary liquidation, the holders of Series A Preferred Stock shall be entitled to receive, prior to holders of common stock or any other series of stock ranking in liquidation junior to the Series A Preferred Stock, an amount per share equal to $3.30 plus any declared and unpaid dividends. Upon payment of all required preferential amounts, the Series A Preferred Stockholders and the common stockholders are entitled to share ratably in the remaining assets and funds of the Company with each share of Series A Preferred Stock being equal to the number of shares of common stock into which it is convertible.

FLIGHT SAFETY TECHNOLOGIES, INC.
Notes To The Financial Statements
For The Years Ended May 31, 2002 and 2001

Note 6 - Stockholders' Equity: (Continued)

Dividends

The holders of shares of Series A Preferred Stock are entitled to receive dividends when, as and if declared by the Board of Directors of the Company.

Voting Rights

The holders of Series A Preferred Stock shall be entitled to the number of votes that such holder would have if the shares of Series A Preferred Stock held by such holder were converted into shares of common stock.

Common Stock Options and Warrants
	Common Stock Options	Common Stock Warrants
Outstanding at May 31, 2000	100,000	--
Granted to:
Employees and directors	250,000	--
Consultants	234,540	121,269

Outstanding at May 31, 2001	584,540	121,269
Granted to:
Employees and directors	25,000	--

Outstanding at May 31, 2002	609,540	121,269

The exercise price of the Options and Warrants is $3.30. The fair value of options granted to employees and directors at their grant date, in accordance with SFAS No. 123, was $10,000 and $321,250 for May 31, 2002 and 2001, respectively.

The fair value of the options granted to employees and directors is estimated on the date of grant based on the Black-Scholes minimum value pricing model using the following assumptions:

Risk free interest rate Expected dividend yield Expected life of the options Expected volatility	5.562% None Ten Years 80%

FLIGHT SAFETY TECHNOLOGIES, INC.
Notes To The Financial Statements
For The Years Ended May 31, 2002 and 2001

Note 6 - Stockholders' Equity: (Continued)

Stock based expense attributable to common stock options granted to non-employees based on the fair value of the options issued was $301,384 for the year ended May 31, 2001. Stock based expense attributable to common stock issued to employees (201,000 shares) based on the fair value of the shares issued was $24,522 for the year ended May 31, 2002. Deferred stock based expense for the unvested portion of the stock issued was $98,088.

Note 7 - Related Party Transactions:

The Company utilizes the lobbing services of a firm that is wholly-owned by one of the Company's shareholders. Total expenses related to these services were $55,696 and $35,205 for the years ended May 31, 2002 and 2001, respectively. As of May 31, 2002 and 2001, fees of $12,707 and $5,000 remained unpaid in this regard, respectively.

The Company also utilized one of its shareholders for the performance of legal services associated with the establishment of certain patents and trademarks. The total cost of these services for the years ended May 31, 2002 and 2001 were $41,772 and $49,206, respectively.

Note 8 - Income Taxes:

Income tax expense for 2002 and 2001 is as follows:

	2002	2001
Current tax (benefit)	$--	$(5,624)
Deferred tax expense	--	10,309
Deferred tax (benefit)	(129,473)	(130,218)
Valuation allowance	129,473	130,218

	$--	$(4,685)

Temporary differences relate to the differences in depreciation and amortization methods used for book and tax basis, and certain accrued liabilities. The Company has Federal and State net operating loss carryforwards of approximately $921,000 and $957,000, respectively, to reduce future taxable income, if any. The Federal operating losses expire in various years through 2022 and the State operating losses expire in various years through 2007. The Company also has State tax credit carryforwards of approximately $10,000, which expire in the year 2007.

FLIGHT SAFETY TECHNOLOGIES, INC.
Notes To The Financial Statements
For The Years Ended May 31, 2002 and 2001

Note 9 - Commitments:

The Company has leased office space at $1,550 per month in Mystic, Connecticut, which expires March 31, 2003. The Company also leases office space, on a month to month basis, in Baltimore, Maryland, from an officer of the Company at $500 per month. Rent expense was $24,900 and $28,045 for the years ended May 31, 2002 and 2001, respectively.

In connection with the transfer of the UNICORN technology from Advanced Acoustical Concepts, Inc. to the Company, the Company has agreed to pay a 3% royalty on all net sales of UNICORN products. As of May 31, 2002 and 2001, no amounts have been paid under this commitment.

Note 10 - Teaming Agreement:

In connection with Project SOCRATES, the Company has entered into a Teaming Agreement (as defined in the Federal Acquisition Register "FAR") with Lockheed Martin Corp. ("Lockheed"). The Company will act as the primary contractor and Lockheed will function as the primary subcontractor. The agreement is for a ten year period ending in 2007, unless terminated earlier based on specific conditions identified under this agreement. At May 31, 2002 and 2001, the Company was liable to the subcontractor for $-0- and $145,300, respectively.

In 2002, the Company entered into an additional Teaming Agreement with Lockheed. The Company will provide technical architectural support to the process of gathering requirements and support a proposal for the development of customized system applications and Lockheed will provide the systems and technology integration. If Lockheed receives a contract resulting from this proposal, the Company will be offered a subcontract with funding.

FLIGHT SAFETY TECHNOLOGIES, INC.
Notes To The Financial Statements
For The Years Ended May 31, 2002 and 2001

Note 11 - Subsequent Event:

On September 1, 2002, the Company's shareholders in exchange for 93% of its common and preferred stock received a 53% interest in another corporation (Reel Staff, Inc.). This transaction resulted in a business combination treated as a reverse acquisition and recapitalization whereby Flight Safety Technologies, Inc. became the surviving entity. Then Reel Staff, Inc. changed its name to Flight Safety Technologies, Inc. The stock exchange rate was two and one half shares of Reel Staff, Inc. for every share of preferred and common stock tendered by the existing shareholders of Flight Safety Technologies, Inc. The result was the issuance of 7,611,775 shares of common stock. The Proforma operating results of this transaction as of the beginning of the reporting years would be as follows:

	2002	2001
Net sales	$495,516	$1,565,021

Operating Expenses	$(1,369,359)	$(2,071,394)

Net loss	$(873,843)	$(531,788)

(b)   Interim Financial Statements

FLIGHT SAFETY TECHNOLOGIES, INC. AND SUBSIDIARY

Consolidated Balance Sheets

November 30, 2002 and May 31, 2002

Assets	(Unaudited) November 30, 2002	(Audited) May 31, 2002
Current assets:
Cash	$1,186,679	$277,870
Restricted cash	200,000	200,000
Contract receivables	39,832	--
Other receivables	55,302	55,302
Other current assets	11,186	10,612
Notes receivable officers, current portion	6,750	17,400

Total current assets	1,499,749	561,184
Property and equipment, net of accumulated depreciation of $112,991 and $89,099, respectively	134,862	158,349
Intangible assets, net of accumulated amortization of $17,748 and $14,090, respectively	113,123	105,582

	$1,747,734	$825,115

Liabilities and Stockholders' Equity
Current liabilities:
Line of credit	$--	$90,000
Accounts payable	165,382	68,462
Accrued expenses	107,728	138,957

Total current liabilities	273,110	297,419

Minority Interest	1,176	--
Stockholders' equity:
Series A convertible preferred stock, $0.01 par value, 5,000,000 shares authorized, 606,343 issued and outstanding (liquidation preference of $2,000,932)	--	6,063
Common stock, $0.01 par value, 10,000,000 shares authorized, 2,769,000 shares issued and outstanding	--	27,960
Common stock, $0.001 par value, 50,000,000 shares authorized, 14,757,104 issued and outstanding	14,757	--
Additional paid-in-capital	3,624,373	2,033,230
Unearned stock compensation	(85,812)	(98,088)
Accumulated deficit	(2,079,870)	(1,441,469)

	1,473,448	527,696

	$1,747,734	$825,115

The accompanying notes are an integral part of these financial statements

FLIGHT SAFETY TECHNOLOGIES, INC. AND SUBSIDIARY

Consolidated Statements of Operations
(Unaudited)
For The Three and Six Month Period Ended November 30, 2002 and 2001
Three Months 2002		Six Months 2002	Three Months 2001	Six Months 2001
Contract Revenues	$39,832	$39,832	$288,134	$515,219

Cost and expenses:
Cost of revenues	24,090	24,090	181,967	437,825
Research and development	12,155	16,823	15,195	24,256
Selling, general and administrative	303,722	538,728	219,278	409,740
Depreciation and amortization	13,806	27,550	13,159	26,318

	353,773	607,191	429,599	898,139

Loss from operations	(313,941)	(567,359)	(141,465)	(382,920)

Other income (Expense):
Interest income	4,350	5,770	6,037	15,626
Interest expense	(205)	(2,232)	(2,148)	(4,342)

	4,145	3,538	3,889	11,284

Loss before provision for income taxes	(309,796)	(563,821)	(137,576)	(371,636)
Provision for income taxes	--	--	--	--

Net Loss	$(309,796)	$(563,821)	$(137,576)	$(371,636)

Net Loss Per Share Basic	$(.02)	$(.06)	$(.05)	$(.14)
Weighted Average Number of Shares Outstanding Basic	14,557,127	8,676,563	2,595,000	2,595,000

The accompanying notes are an integral part of these financial statements

FLIGHT SAFETY TECHNOLOGIES, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Stockholders Equity (Deficit)
(Unaudited)
For The Six Months Ended November 30, 2002 and 2001
	Common Stock		Convertible Redeemable Preferred Stock		Additional Paid-In Capital	Unearned Stock Compensation	Accumulated Deficit	Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at May 31, 2001	2,595,000	$25,950	606,343	$6,063	$1,912,630	$--	$(632,369)	$1,312,274
Net Loss	--	--	--	--	--	--	(371,636)	(371,636)

Balance at November 30, 2001	2,595,000	$25,950	606,343	$6,063	$1,912,630	$--	$(1,004,005)	$940,638

Balance at May 31, 2002	2,796,000	$27,960	606,343	$6,063	$2,033,230	$(98,088)	$(1,441,469)	$527,696
Amortization of unearned stock comp.	--	--	--	--	--	12,276	--	12,276
Net proceeds from issuance of common stock	850,000	850	--	--	1,528,793	--	--	1,529,643
Net share exchange	11,111,104	(14,053)	(606,343)	(6,063)	62,350	--	(74,580)	(32,346)
Net loss	--	--	--	--	--	--	(563,821)	$(563,821)

Balance at November 30, 2002	14,757,104	$14,757	--	$--	$3,624,373	$(85,812)	$(2,079,870)	$1,473,448

The accompanying notes are an integral part of these financial statements

FLIGHT SAFETY TECHNOLOGIES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows
(Unaudited)
For The Six Months Ended November 30, 2002 and 2001
	2002	2001
Cash flows from operating activities:
Net loss	$(563,821)	$(371,636)
Adjustments to reconcile net loss to new cash provided by operating activities:
Depreciation and amortization	27,550	26,318
Non-cash compensation -- common stock	12,276	32,250
Assumption of Debt Upon Acquisition	(31,170)	--
Changes in operating assets and liabilities:
(Increase) decrease in contract receivables	(39,832)	162,287
(Increase) decrease in other receivables	--	125,909
(Increase) decrease in other current assets and other assets	(574)	(1,769)
Increase (decrease) in accounts payable and accrued expense	65,691	(161,147)

Net cash used in operating activities	(529,880)	(187,788)

Cash flows from investing activities:
Purchases of property and equipment	(405)	(551)
Payments for patents and other costs	(11,199)	(36,124)

Net cash used in investing activities	(11,604)	(36,675)

Cash flows from financing activities:
Proceeds from repayment of loans to officers	10,650	15,600
Net proceeds (payment)/line of credit	(90,000)	(20,000)
Proceeds from issuance of common stock net of costs	1,529,643	--

Net cash provided by financing activities	1,450,293	(4,400)

Net increase (decrease) in cash and cash equivalents	908,809	(228,863)
Cash and cash equivalents at beginning of year	277,870	841,684

Cash and cash equivalents at end of quarter	$1,186,679	$612,821

Supplemental disclosures of cash flow information:
Cash paid during the year for
Income taxes paid	$--	$--
Interest	2,232	4,342

The accompanying notes are an integral part of these financial statements

FLIGHT SAFETY TECHNOLOGIES, INC. AND SUBSIDIARY

Notes To The Consolidated Financial Statements
(Unaudited)
For The Three Months and Six Months Ended November 30, 2002 and 2001

The consolidated financial statements of Flight Safety Technologies, Inc. (referred to herein as the "Company", unless the context indicates otherwise) presented herein are unaudited. In the opinion of management, these financial statements included all adjustments necessary for a fair presentation of the financial position. Results for the six months ended and three months ended November 30, 2002 and 2001 are not necessarily indicative of results for the entire year. The accompanying financial statements should be read in conjunction with financial statements and related footnotes of the Company's subsidiary for the years ended May 31, 2002 and May 31, 2001 which are included in the Company's form 8-KA filed on November 6, 2002.

Note 1 - Summary of Significant Accounting Policies:

Restricted Cash

Restricted Cash represents collateral for the Company's line of credit agreement. As of November 30, 2002 the line of credit balance is $0.

Income Taxes

As of May 31, 2002 the Company has Federal and State net operating loss carryforwards of approximately $921,000 and $957,000, respectively, to reduce future taxable income, if any. The Federal operating losses expire in various years through 2022 and the State operating losses expire in various years through 2007. The Company also has State tax credit carryforwards of approximately $10,000, which expire in the year 2007.

Research and Development

Company sponsored research and development costs, including proposal costs and unreimbursed expenditures for developmental activities are charged against income in the year incurred.

FLIGHT SAFETY TECHNOLOGIES, INC. AND SUBSIDIARY

Notes To The Consolidated Financial Statements
(Unaudited)
For The Three Months and Six Months Ended November 30, 2002 and 2001

Note 2 - Interim Financial Information (Unaudited):

The interim financial statements of the Company for the three months and six months ended November 30, 2002 and 2001, included herein, have been prepared by the Company, without audit, pursuant to the rules and regulations of the SEC. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to the rules and regulations relating to interim financial statements.

Note 3 - Equity Transactions:

On September 1, 2002 the Company (then known as Reel Staff, Inc.) entered into a continuous share exchange agreement ("Share Exchange") with shareholders of Flight Safety Technologies, Inc. (a private Delaware corporation, currently a subsidiary of the Company, operating under the name Flight Safety Technologies Operating, Inc. ("FSTO")). As of November 30, 2002, the Company has acquired 96.54% of the common and preferred stock of FSTO and as a group, FSTO participating shareholders have received an aggregate 55.65% interest in the Company. This transaction resulted in a business combination treated as a reverse acquisition and recapitalization whereby for accounting purposes FSTO was treated as the acquiring corporation. The stock exchange rate was two and one half shares of the Company for every share of preferred and common stock tendered by the existing shareholders of FSTO. The result was the issuance of 8,211,728 shares of common stock of the Company to former shareholders of FSTO. Simultaneous to this transaction the Company sold 850,000 common shares at $2.00 per share with net proceeds of $1,529,643 in a private placement pursuant to Regulation S under the United States Securities Act of 1933, as amended.

Note 4 - Summary of Shares Outstanding:

Common stock of Company on August 31, 2002 Exchange shares issued on September 1, 2002 Sale of common issued stock on September 1, 2002 Exchange shares from September 2 to November 30, 2002	5,695,376 7,611,775 850,000 599,953

Total common stock issued and outstanding as of November 30, 2002	14,757,104

FLIGHT SAFETY TECHNOLOGIES, INC. AND SUBSIDIARY

Notes To The Consolidated Financial Statements
(Unaudited)
For The Three Months and Six Months Ended November 30, 2002 and 2001

Note 4 - Summary of Shares Outstanding: (Continued)

For the three and six months ended November 30, 2002, the effect of the Company's stock options and warrants are excluded from diluted earnings per share calculations since the inclusion of such items would be antidulitive.

Note 5 - Non Cash Transactions:

As part of and as a result of the business combination with FSTO the following non-cash transaction was recorded.

Accounts Payable Common stock Additional Paid in Capital	$31,170 5,674 37,736

Accumulated Deficit	$74,580

Note 6 - Business Combination:

As indicated in Note 3, on September 1, 2002, the Company participated in a Share Exchange. This transaction resulted in a business combination treated as a reverse acquisition and recapitalization whereby for accounting purposes FSTO was treated as the acquiring corporation. The Proforma operating results which reflect revenue, operating expenses, loss from continuing operations and net loss, and loss per share for the current and historical periods would be as follows:
	Three Months 2002	Six Months 2002	Three Months 2001	Six Months 2001
Net Sales	$39,832	$39,832	$289,643	$520,704

Operating Expenses	$353,773	$607,191	$445,342	$923,493

Net Loss	$(309,796)	$(563,821)	$(151,810)	$(391,505)

Net Loss Per Share	($0.02)	($0.04)	($0.01)	($0.03)

(c)   Audited Statements of Reel Staff, Inc. for Fiscal Year Ending December 31, 2001.

To the Stockholders of Reel Staff, Inc.

INDEPENDENT AUDITORS' REPORT

I have audited the accompanying balance sheet of Reel Staff, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholders' deficit, and cash flows for the period May 21, 2001 (inception) through December 31, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reel Staff, Inc. as of December 31, 2000, and the results of its operations and its cash flows for the period May 21, 2001 (inception) through December 31, 2001 in conformity with generally accepted accounting principles in the United States.

/s/ Quintanilla

A Professional Accountancy Corporation Laguna Niguel, California February 14, 2002

REEL STAFF, INC. Balance Sheet December 31, 2001
ASSETS
Current assets
Cash	$2,466
Other current assets	---

Total current assets	2,466
Other assets	---

Total assets	$2,466

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities
Accounts payable and accrued expenses	$5,000

Total current liabilities	$5,000
Contingencies
Stockholders' Deficit
Preferred stock, $.001 par value; Authorized shares - 5,000,000 Issued and outstanding shares - 0 Common stock, $.001 par value; Authorized shares - 50,000,000 Issued and outstanding shares - 5,673,750	5,674
Additional paid-in capital	11,661
Accumulated deficit	(19,869)

Total stockholders' deficit	(2,534)

Total liabilities and stockholders' deficit	$2,466

See accompanying notes to financial statements.

REEL STAFF, INC. Statement of Operations May 21, 2001 (Inception) Through December 31, 2001
Revenues
Production staffing	$5,485
Post-production staffing	---
Less: returns and allowances	---

Net revenues	5,485
Operating expenses
Consulting services	4,100
Legal and accounting fees	19,163
Marketing	1,475
Office supplies and expenses	616

Total operating expenses	25,354
Loss from operations	(19,869)
Provision for income tax expense (benefit)	---

Net loss/comprehensive loss	$(19,869)

Net loss per common share - basic and diluted	(---)

Weighted average of common shares - basic and diluted	6,049,567

See accompanying notes to financial statements.

REEL STAFF, INC. Statement of Changes in Stockholders' Deficit May 21, 2001 (Inception) Through December 31, 2001

	Common Stock			Additional Paid-In Capital		Accumulated Deficit		Total
	Shares	Amount
Balance, May 21, 2001	---	$	---	$	---	$	---	$	---
Issuance of common stock, May 21, 2001	5,500,000		5,500		---		---		5,500
Issuance of common stock, May 28, 2001	10,000		10		190		---		200
Issuance of common stock, June 13, 2001	345,000		345		6,555		---		6,900
Issuance of common stock, June 17, 2001	30,000		30		570		---		600
Issuance of common stock, June 28, 2001	228,750		229		4,346		---		4,575
Redemption of common stock, November 15, 2001	(440,000)		(440)		---		---		(440)
Net loss/comprehensive loss	---		---		---		(19,869)		(19,869)

Balance, December 31, 2001	5,673,750		$5,674		$11,661		$(19,869)		$(2,534)

See accompanying notes to financial statements

REEL STAFF, INC. Statement of Cash Flows May 21, 2001 (Inception) Through December 31, 2001
Cash flows from operating activities
Net loss		$(19,869)
Adjustments to reconcile net loss to net cash used in operating activities
Cost of consulting services paid with common stock		4,100
Cost of legal services paid with common stock		1,600
Changes in operating assets and liabilities
Increase in accounts payable and accrued expenses		5,000

Net cash used by operating activities		(9,169)
Cash flows from investing activities		---

Net cash provided by investing activities		---
Cash flows from financing activities
Proceeds from issuance of common stock		12,075
Redemption of common stock		(440)

Net cash provided by financing activities		11,635

Net increase in cash		2,466
Cash, beginning of period		---

Cash, end of period		$2,466

Supplemental disclosure of cash flow information
Income taxes paid	$	---

Interest paid	$	---

See accompanying notes to financial statements.

REEL STAFF, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1 - Business Description and Significant Accounting Policies:

Business Description

Reel Staff, Inc. ("the Company") was incorporated in the state of Nevada on May 21, 2001. The Company provides production and post-production staffing services to film, video, and television production companies. The Company is headquartered in Los Angeles, California.

Cash Equivalents

For purposes of the balance sheet and statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents. At December 31, 2001, the Company had no cash equivalents.

Fair Value of Financial Instruments

The carrying amount of the Company's financial instruments, which includes cash and accounts payable and accrued expenses approximate their fair value due to the short period to maturity of these instruments.

Recognition of Revenues and Costs of Goods Sold

The Company records revenues of its services when they are complete, fee is fixed or determinable and collectibility is reasonably assured. Cost of goods sold consists of the payroll and related expenses of personnel used.

Income Taxes

The Company recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

REEL STAFF, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1 - Business Description and Significant Accounting Policies: (Continued)

Net Loss per Common Share

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 requires the reporting of basic and diluted earnings/loss per share. Basic loss per share is calculated by dividing net loss by the weighted average number of outstanding common shares during the period.

Comprehensive Income/Loss

The Company applies Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for the reporting and display of comprehensive income or loss, requiring its components to be reported in a financial statement that is displayed with the same prominence as other financial statements. For the period ended December 31, 2001, the Company had no other components of its comprehensive income other than net loss as reported on the statement of operations.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Contingencies:

As shown in the accompanying financial statements, the Company has incurred a net operating loss of $20,309 since inception for the year ended December 31, 2001. As such, there is no assurance that rapid technological changes, changing customer needs and evolving entertainment industry standards will enable the Company to introduce new services on a continual and timely basis so that profitable operations can be attained.

REEL STAFF, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 2 - Contingencies: (Continued)

Management's plans to mitigate its losses in the near term through the significant reduction of legal and professional fees that were incurred upon incorporation; for the preparation of the Company's Private Offering Memorandum; and for the performance of audit and review services. By having completed its registration process over the last six months, the Company has positioned itself to focus on securing its revenues sources, and management currently expects to meet its revenue targets for the remainder of 2002. In addition, should management determine it necessary, the Company will seek to obtain additional financing through the issuance of common stock and increase of ownership equity.

Note 3 - Accrued Expenses:

Accrued Wages and Compensated Absences

The Company currently does not have any employees. The majority of development costs and services have been provided to the Company by outside, third parties and by the founders. As such, there is no accrual for wages or compensated absences as of December 31, 2001.

Note 4 - Common Stock:

On May 22, 2001, the Company issued 3,950,000 shares of its common stock to its officers and founders for consulting services and 1,600,000 shares of its common stock to various individuals for legal services rendered in connection with the initial start-up and organization costs incurred. Since there was no readily available market value at the time the services were rendered, par value of $0.001 per share was considered as a reasonable estimate of fair value by all parties.

On May 28, 2001, the Company issued 10,000 shares of its common stock to an individual for consulting and design services. Since the Company had prepared a Private Placement Memorandum Offering (as described in the following paragraph), the Company utilized the value of its common stock associated with that offering of $0.02 per share. This amount was considered a reasonable estimate of fair value between the Company and the individual.

On June 30, 2001 the Company completed a "best efforts" offering of its common stock pursuant to the provisions of section 4(2) of the Securities Act of 1933 and the Rule 506 of Regulation D memorandum Offering, which was initiated on May 25, 2001, the Company issued 603,750 shares of its common stock at $0.02 pr share for a total of $12,075 from June 13th - June 30th 2001.

REEL STAFF, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 4 - Common Stock: (Continued)

On November 15, 2001, the Company redeemed and purchased 440,000 shares of its common stock from an individual stockholder at par value of $0.001, or $440. Per the terms of the stock redemption agreement, this amount was equivalent to the amount received at the time of original issuance for legal services performed by the former stockholder. Upon redemption of the shares, the Company cancelled and retired the shares from further issuance.

Note 5 - Income Taxes:

At December 31, 2001, the Company has available for federal income tax purposes a net operating loss carryforward of approximately $20,309, expiring 2016, that may be used to offset future taxable income. Therefore, no provision for income taxes has been provided.

In addition, the Company has deferred tax assets of approximately $4,800 at December 31, 2001. The Company has not recorded a benefit from its net operating loss carryforward because realization of the benefit is uncertain and, therefore, a valuation allowance of ($4,800) has been provided for the deferred tax assets.

Note 6 - Related Party Transactions:

On May 22, 2001, the Company issued 3,900,000 shares of its common stock to its current officers for services as described in Note 4.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Changes in and Disagreements with Accountants on Accounting and Financial

     As previously reported by the Company in a Form 8-K filed by the Company on October 10, 2002 and amended by way of a Form 8-KA filing on October 22, 2002, effective October 3, 2002, the Company terminated its current accountant, Quintanilla, A Professional Corporation ("Quintanilla") and engaged Kostin, Ruffkess & Company, LLC, which has offices in Farmington and New London, Connecticut, as its principal independent public accountant. The decision was based on a relocation of the Company's principal place of business from California to Connecticut.

     Quintanilla's reports on the Company's financial statements since the Company's inception on May 21, 2001 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

     In connection with the audit for the Company's first and most recent fiscal year ending December 31, 2001 and up to the date of termination, there have been no disagreements with Quintanilla on any matters of accounting principles or practices, financial statement disclosure of auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Quintanilla would have caused Quintanilla to make reference to the subject matter of the disagreement(s) in connection with its report on the Company's financial statements. Since the Company's inception on May 21, 2001 and up to the date of termination of Quintanilla, there have been no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

     The Company has authorized Quintanilla to respond fully to any inquiries of any new auditors hired by the Company relating to their engagement as the Company's independent accountant.

     The Company has not previously consulted with Kostin, Ruffkess & Company, LLC regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion which might be rendered on the Company's financial statements, and no written or oral advice was provided to the Company concluding there was an important factor to be considered by the Company in reaching a decision as to an accounting, auditing, or financial reporting issue. Neither did the Company discuss with Kostin, Ruffkess & Company, LLC any accounting, auditing, or financial reporting issue that was a subject of disagreement between the Company and Quintanilla, the Company's previous independent accountants, as there were no such disagreements.

Indemnification of Directors and Officers

     The General Corporation Law of Nevada provides for the indemnification of the officers, directors and corporate employees and agents of the Company under certain circumstances as follows:

78.747 LIABILITY OF STOCKHOLDER, DIRECTOR OR OFFICER FOR DEBT OR LIABILITY OF CORPORATION.

     1.   Except as otherwise provided by specific statute, no stockholder, director or officer of a corporation is individually liable for a debt or liability of the corporation, unless the stockholder, director or officer acts as the alter ego of the corporation.

     2.   A stockholder, director or officer acts as the alter ego of the corporation if:

     (a)   The corporation is influenced and governed by the stockholder, director or officer;

     (b)   There is such unity of interest and ownership that the corporation and the stockholder, director or officer are inseparable from each other; and

     (c)   Adherence to the corporate fiction of a separate entity would sanction fraud or promote a manifest injustice.

     3.   The question of whether a stockholder, director or officer acts as the alter ego of a corporation must be determined by the court as a matter of law.

78.7502 DISCRETIONARY AND MANDATORY INDEMNIFICATION OF OFFICERS DIRECTORS, EMPLOYEES AND AGENTS: GENERAL PROVISIONS.

     1.   A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he:

     (a)   is not liable pursuant to NRS 78.138; or

     (b)   acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to NRS 78.138 or did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     2.   A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving as the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he:

     (a)   is not liable pursuant to NRS 78.138; or

     (b)   acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.

     Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon the application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnify for such expenses as the court deems proper.

     3.   To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

78.751 AUTHORIZATION REQUIRED FOR DISCRETIONARY INDEMNIFICATION; ADVANCEMENT OF EXPENSES; LIMITATION ON INDEMNIFICATION AND ADVANCEMENT OF EXPENSES.

     1.   Any discretionary indemnification pursuant to NRS 78.7502, unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

     (a)   By the stockholders;

     (b)   By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

     (c)   If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

     (d)   If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     2.   The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     3.   The indemnification pursuant to NRS 78.502 and advancement of expenses authorized in or ordered by a court pursuant to this section:

     (a)   Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

     (b)   Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

78.752 INSURANCE AND OTHER FINANCIAL ARRANGEMENTS AGAINST LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS.

     1.   A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

     2.   The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:

     (a)   The creation of a trust fund.

     (b)   The establishment of a program of self-insurance.

     (c)   The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.

     (d)   The establishment of a letter of credit, guaranty or surety.

     No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

     3.   Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person's stock or other securities is owned by the corporation.

     4.   In the absence of fraud:

     (a)   The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and

     (b)   The insurance or other financial arrangement:

          (1)   Is not void or voidable; and

          (2)   Does not subject any director approving it to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

     5.   A corporation or its subsidiary which provided self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS.

THE SEVENTH ARTICLE OF THE COMPANY'S ARTICLES OF INCORPORATION PROVIDE AS FOLLOWS:

SEVENTH. No director or officer of this corporation shall have any personal liability to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, except that this Article Seventh shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of the Nevada General Corporation Law. Any repeal or modification of this article by the stockholders of this corporation shall not adversely affect any right or protection of any director of this corporation existing at the time of such repeal or modification.

SECTION 10 OF THE COMPANY'S BY-LAWS PROVIDE AS FOLLOWS:

10.1 Right to Indemnification of Directors and Officers

     Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereafter a "proceeding"), by reason of the fact that he or she is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Nevada General Corporation Law, as the same exists or may hereafter be amended, (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), against all expense, liability and loss (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee's heirs, executors and administrators; provided, however, that, except as provided in Section 10.3 of these Bylaws or with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

10.2 Right to Advancement of Expenses

      The right to indemnification conferred in Section 10.1 of these Bylaws shall include the right to be paid by the Corporation the expenses incurred in defending any proceeding for which such right to indemnification is applicable in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the Nevada General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this section or otherwise.

10.3 Right of Indemnitee to Bring Suit

     The rights to indemnification and to the advancement of expenses conferred in Sections 10.1 and 10.2 of these Bylaws shall be contract rights. If a claim under Sections 10.1 and 10.2 of these Bylaws is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Nevada General Corporation Law. Neither the failure of the Corporation (including its board of directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in Nevada General Corporation Law, nor an actual determination by the Corporation (including its board of directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this section or otherwise shall be on the Corporation.

10.4 Non-Exclusivity of Rights

     The rights to indemnification and to the advancement of expenses conferred in this article shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation's certificate of incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

10.5 Insurance

     The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Nevada General Corporation Law.

10.6 Indemnification of Employees and Agents of the Corporation

     The Corporation may, to the extent authorized from time to time by the board of directors, grant rights to indemnification, and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this article with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

10.7 No Presumption of Bad Faith

     The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of this Corporation, or, with respect to any criminal proceeding, that the person had reasonable cause to believe that the conduct was unlawful.

10.8 Survival of Rights

     The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director, officer, employee or other agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

10.9 Amendments to Law

     For purposes of this Bylaw, the meaning of "law" within the phrase "to the fullest extent not prohibited by law" shall include, but not be limited to, the Nevada General Corporation Law, as the same exists on the date hereof or as it may be amended; provided, however, that in the case of any such amendment, such amendment shall apply only to the extent that it permits the Corporation to provide broader indemnification rights than the Act permitted the Corporation to provide prior to such amendment.

10.10 Savings Clause

     If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, the Corporation shall indemnify each director, [officer or other agent] to the fullest extent permitted by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law.

10.11 Certain Definitions

     For the purposes of this Section, the following definitions shall apply:

     (a)   The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether brought in the right of the Corporation or otherwise and whether civil, criminal, administrative or investigative, in which the director or officer may be or may have been involved as a party or otherwise by reason of the fact that the director or officer is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise.

     (b)   The term "expenses" shall be broadly construed and shall include, without limitation, all costs, charges and expenses (including fees and disbursements of attorneys, accountants and other experts) actually and reasonably incurred by a director or officer in connection with any proceeding, all expenses of investigations, judicial or administrative proceedings or appeals, and any expenses of establishing a right to indemnification under these Bylaws, but shall not include amounts paid in settlement, judgments or fines.

     (c)   "Corporation" shall mean Flight Safety Technologies, Inc. and any successor corporation thereof.

     (d)   Reference to a "director" or "officer" of the Corporation shall include, without limitation, situations where such person is serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise.

     (e)   References to "other enterprises" shall include employee benefit plans. References to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan. References to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants, or beneficiaries. A person who acted in good faith and in a manner the person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Bylaw.

     As is permitted by the Nevada Revised Statutes and our charter, we presently have directors and officers liability insurance for the benefit of our directors and certain of our officers.

Other Expenses of Issuance and Distribution

     The following table sets forth the expenses which we expect to incur in connection with the registration of the shares of common stock being registered by this Registration Statement. All of these expenses, except for the Commission Registration fee, are estimated:

Securities and Exchange Commission registration fee Legal fees and expenses Accounting fees Blue Sky Filings Transfer Agent Fees Miscellaneous	$315.60 35,000.00 4,000.00 5,000.00 500.00 500.00

TOTAL	$45,315.60

Recent Sales of Unregistered Securities

     There have been no sales of unregistered securities within the last three years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

     In June 2001, we issued 613,750 shares of our common stock to three accredited investors and seventeen non-accredited investors for $0.02 per share. The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Rule 506 of Regulation D promulgated pursuant to that act by the Securities and Exchange Commission. Specifically, the offer was made to "accredited investors", as that term is defined under applicable federal and state securities laws, and no more than 35 non-accredited investors. Based on the information provided in the subscription documents, which were completed by all investors, we believe that each of the non-accredited investors was sophisticated because each non-accredited investor has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment. Each investor was given adequate access to sufficient information about us to make an informed investment decision. We did not use any public solicitation or general advertising in connection with this offering. There were no commissions paid on the sale of these shares. The net proceeds to us were $12,075. 10,000 of those shares were issued to Renee Close in exchange for graphic design services, which were valued at $200.

     On May 22, 2001, we issued 1,600,000 shares of our common stock to Thomas E. Stepp, Jr., Michael Muellerleile, Deron Colby, Richard Reincke, Amy Pontillas, and Lan P. Nguyen, in a transaction which we believe satisfies the requirements of that certain exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of the Securities Act of 1933, as amended. Michael Muellerleile, Deron Colby, Richard Reincke, Amy Pontillas, and Lan P. Nguyen are non-accredited investors and were given adequate access to sufficient information about us to make an informed investment decision. We believe that each of the non-accredited investors was sophisticated because each non-accredited investor works for our legal counsel and has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment. The shares were issued in exchange for services provided to us, which were valued at $1,600. We did not use any public solicitation or general advertising in connection with this offering.

     On May 22, 2001, we issued 3,900,000 shares of our common stock to our former officers and directors, both of who are accredited investors. Of this amount Renee McCracken, our former president, secretary, and a director received 3,700,000 shares of our common stock. Carol McCracken, our former treasurer and a director received 200,000 shares of our common stock. The shares were issued in a transaction which we believe satisfies the requirements of that certain exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by Rule 506 and the provisions of Section 4(2) of the Securities Act of 1933, as amended. The shares were issued in exchange for services provided to us, which were valued at $3,900.

     On September 1, 2002 the Company authorized issuance of up to 8,505,857 shares of its common stock to shareholders of FSTO in exchange for an aggregate of shares in FSTO owned by these shareholders pursuant to a Share Exchange Agreement dated June 24, 2002 and amended July 15, 2002. As of the date of this filing, the Company has issued 8,211,728 of these shares in return for 96.54% ownership interest in FSTO. The shares issued were exempt from registration pursuant to Section 4(2) of the Securities Act because this issuance was not a public offering.

     On September 1, 2002, the Company issued 850,000 common shares and 850,000 Warrants, each warrant to purchase one share of common stock, in the Company. The shares and warrants were issued in a private placement in reliance upon Regulation S under the Securities Act of 1933. The shares of common stock were issued at a price of $2.00 per share, resulting in aggregate proceeds of $1,700,000 and net proceeds after costs of issuance of $1,529,643, which will be used for working capital, funding of research and development and/or acquisitions.

Exhibits
Exhibit Number	Description
3.1 3.2 3.3 5 10.1 10.2 10.3 10.4 10.5 10.6 21 23.1 23.2 23.3 24

Articles of Incorporation(1)
Bylaws(2)
Amendment to Articles of Incorporation (3)
Opinion Re: Legality*
Employment Agreement dated November 3, 2000 between FSTO and Samuel A. Kovnat(4)
Employment Agreement dated November 3, 2000 between FSTO and William B. Cotton(5)
Employment Agreement dated November 3, 2000 between FSTO and David D. Cryer(6)
Employment Agreement dated November 3, 2000 between FSTO and Frank L. Rees(7)
Share Exchange Agreement between Reel Staff, Inc. and Flight Safety Technologies, Inc.
   dated June 24, 2002 as amended July 15, 2002(8)
Teaming Agreement dated May 1, 1997 by and between FSTO and Lockheed Martin Corporation(9)
Subsidiaries of the Company*
Consent of Kostin, Ruffkess & Company LLC*
Consent of Quintanilla, A Professional Accounting Corporation*
Consent of Counsel(10)
Power of Attorney (Included in page II-14)

*Submitted herewith

(1)  Incorporated by reference to Exhibit 3.1 on its Form SB-2, which was filed on August 9, 2001.
(2)  Incorporated by reference to Exhibit 3.2 on its Form SB-2, which was filed on August 9, 2001.
(3)  Incorporated by reference to Exhibit 3.3 on its Form 10-QSB, which was filed on January 14, 2003.
(4)  Incorporated by reference to Exhibit 10.1 to its 8-KA filed on November 6, 2002.
(5)  Incorporated by reference to Exhibit 10.2 to its 8-KA filed on November 6, 2002.
(6)  Incorporated by reference to Exhibit 10.3 to its 8-KA filed on November 6, 2002.
(7)  Incorporated by reference to Exhibit 10.4 to its 8-KA filed on November 6, 2002.
(8)  Incorporated by reference to an exhibit to its 8-K filed on July 18, 2002.
(9)  Incorporated by reference to Exhibit 10.7 to its 8-KA filed on November 6, 2002.
(10) Included in Exhibit 5.

Undertakings

A.   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

B.   We hereby undertake:

     (1)     To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii)    To specify in the prospectus any facts or events arising after the effective date of the Registration Statement or most recent post-effective amendment thereof which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered, if the total dollar value of securities offered would not exceed that which was registered, and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b), Section 230.424(b) of Regulation S-B, if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

          (iii)   To include any additional or changed material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (2)     That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3)     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned in the City of New London, State of Connecticut, on January 28, 2003.

FLIGHT SAFETY TECHNOLOGIES, INC. /s/ Samuel A. Kovnat

Samuel A. Kovnat Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby severally constitutes and appoints Samuel A. Kovnat, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to the Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each said attorneys-in-fact and agents or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date
/s/ William B. Cotton	January 28, 2003

William B. Cotton Director, President

/s/ Frank L. Rees	January 28, 2003

Frank L. Rees Technical Director, Executive Vice President

/s/ Samuel V. Vail	January 28, 2003

Samuel V. Vail Director, Secretary, Treasurer

/s/ David D. Cryer	January 28, 2003

David D. Cryer Chief Financial Officer

/s/ Stephen P. Tocco	January 28, 2003

Stephen P. Tocco Director

/s/ Joseph J. Luca	January 28, 2003

Joseph J. Luca Director

/s/ Larry L. Pressler	January 28, 2003

Larry L. Pressler Director